SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

RFS Bancorp, Inc.

(Name of issuer)

COMMON STOCK, $0.01 par value

(Title of class of securities)

74955U 10 3

(CUSIP number)

Danvers Bancorp, Inc.
Attention: Kevin T. Bottomley
1 Conant Street
Danvers, MA 01923
(978) 777-2200

(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2001

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)


--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    SCHEDULE 13D
-------------------------------------- -----------------------------------------

CUSIP NO. 74955U 10 3                  PAGE 2 OF 80 PAGES
-------------------------------------- -----------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             DANVERS BANCORP, INC.

------------ ------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) |_|

                                                                    (B) |_|

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS

             OO

------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                           |_|

------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MASSACHUSETTS

------------ -------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 SEE RESPONSE TO ITEM 5
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                SEE RESPONSE TO ITEM 5
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                0
                        ------ -------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  0
                        ------ -------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             SEE RESPONSE TO ITEM 5
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        |_|

------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.78%
------------ -------------------------------------------------------------------

             TYPE OF REPORTING PERSON

    14       CO
============ ===================================================================

ITEM 1. SECURITY AND ISSUER.

The securities to which this statement relates are the shares of common stock, $0.01 par value (the "Shares"), of RFS Bancorp, Inc., a federally-chartered mid-tier holding company (the "Issuer"), parent company of Revere Federal Savings Bank ("Revere Bank") and subsidiary of Revere, MHC, a federally-chartered mutual holding company ("Revere"). The principal executive offices of the Issuer are located at 310 Broadway, Revere, Massachusetts.

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c)    This statement is being filed by Danvers Bancorp, Inc.,
a Massachusetts corporation ("Bancorp"). Bancorp is the parent holding company of Danvers Savings Bank, a Massachusetts savings bank ("Danvers Bank"). Bancorp has no operations apart from those of Danvers Bank. The main office of Bancorp is located at 1 Conant Street, Danvers, Massachusetts.

Attached hereto as Schedule I is a list of the directors and executive officers of Bancorp which contains the following information with respect to each such person:

(a)   name
(b)   residence address, and
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of Bancorp, each person identified in Schedule I hereto is a United States citizen.

     (d) and (e)    During the last five years, neither Bancorp nor, to the
knowledge of Bancorp, any executive officer or director of Bancorp (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in Item 5 below, Bancorp has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Issuer. Bancorp has not expended any funds in connection therewith.

ITEM 4. PURPOSE OF TRANSACTION.

     On April 27, 2001, Bancorp, Danvers Bank, Revere, the Issuer, and Revere Bank entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which Revere will merge into Bancorp, the Issuer will effect a reverse stock split pursuant to which Revere will become the sole shareholder of the Issuer and all other shareholders will receive $22.75 per share for their Shares, the Issuer will be liquidated and Revere Bank will merge into Danvers Bank, (the "Transaction").

     In connection with the Agreement, Bancorp entered into a certain Voting Agreement with the officers and directors of the Issuer who are also shareholders of the Issuer (the "Shareholders") pursuant to which the Shareholders (i) agreed to restrict their ability to transfer or dispose of their Shares (ii) agreed to vote their Shares in such manner as will facilitate the transactions set forth in the Agreement and (iii) granted to Bancorp an irrevocable proxy to vote the Shares.

Except as set forth above or in Item 5, Bancorp does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.



ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) and (b)    Pursuant to the Voting Agreement, the Shareholders appointed
Bancorp their proxy to vote the Shares held by such Shareholders with respect to certain matters relating to the Transaction. As of April 27, 2001, the Shareholders owned an aggregate of 95,425 Shares, representing approximately 10.78% of the 884,923 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000, and the proxy given to Bancorp applied to all of such Shareholders' Shares.

The proxy described above generally gives Bancorp the right to vote the Shares to which it applies (i) in favor of approval of the Amendment (as defined in the Agreement) and the Transaction and any matter necessary for consummation of the Transaction; (ii) against (x) approval of any Acquisition Proposal (as defined in the Agreement), (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Revere, the Issuer or Seller Bank under the Agreement or which could result in any of the conditions of the Issuer's or Seller Bank's obligations under the Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the Transaction; and (iii) in favor of any other matter necessary for consummation of the Transaction which is considered at any meeting of stockholders or by consent in lieu of such a meeting, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Bancorp, to permit Bancorp to vote such Shares directly.

(c)    None.

(d) The Shareholders each have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them. No Shareholder owns more than 5% of a class of Shares.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1. Voting Agreement dated April 27, 2001.

Exhibit 2. Agreement and Plan of Merger dated April 27, 2001.




SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: May 7, 2001                     Danvers Bancorp, Inc.



                           By: /S/ KEVIN T. BOTTOMLEY
                               ------------------------
                               Kevin T. Bottomley
                               President and Chief Executive Officer

                                                                       Exhibit 1


VOTING AGREEMENT

This Voting Agreement (the "Agreement") is made and entered into as of April 27, 2001, by and between Danvers Bancorp, Inc., a Massachusetts corporation ("Buyer"), and the undersigned stockholders (each, a "Stockholder" and collectively, the "Stockholders") of RFS Bancorp, Inc., a federally-chartered stock mid-tier holding company (the "Company") who together constitute all of the officers and directors of the Company.

RECITALS

WHEREAS, Buyer, Danvers Saving Bank (the "Buyer Bank"), the Company, Revere, MHC (the "Seller") and Revere Federal Savings Bank (the "Seller Bank") have entered into an Agreement and Plan of Merger, dated April 27, 2001 (as may be amended, the "Merger Agreement"), which provides for the merger (the "Merger") of Seller with and into Buyer, and the merger of Seller Bank with and into Buyer Bank.

WHEREAS, each Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number of shares of the outstanding common stock, par value $.01 per share, of the Company as is set forth under such Stockholder's name below (the "Shares").

WHEREAS, Buyer desires the Stockholders to agree, and the Stockholders are willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereunder and prior to the Termination Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company in a manner so as to facilitate consummation of the Proposed Transaction (as defined in the Merger Agreement), as provided herein.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. AGREEMENT TO RETAIN SHARES.

1.1 TRANSFER AND ENCUMBRANCE. Other than as provided herein, until the Termination Date, each Stockholder shall not hereafter (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares or New Shares (as defined in Section 1.2 below), (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Shares or New Shares, or
(d) take any action that would make any representation or warranty of the Stockholders contained herein untrue or incorrect or have the effect of preventing or disabling any Stockholder from performing such Stockholder's obligations under this Agreement. Notwithstanding the restrictions set forth in this Section 1.1, nothing shall prohibit Stockholder from transferring the Shares or New Shares provided the person or entity to whom such Shares or New Shares are transferred agrees to be bound by the terms of the Agreement. As used herein, the term "Termination Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); and (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof.

1.2 ADDITIONAL PURCHASES. Each Stockholder agrees that any shares of capital stock of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Termination Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, each Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Amendment (as defined in the Merger Agreement) and the Proposed Transaction and any matter necessary for consummation of the Proposed Transaction; (ii) against (x) approval of any Acquisition Proposal (as defined in the Merger Agreement), (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Seller, the Company or Seller Bank under the Merger Agreement or which could result in any of the conditions of the Company's or Seller Bank's obligations under the Merger Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the Proposed Transaction; and (iii) in favor of any other matter necessary for consummation of the Proposed Transaction which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Buyer, to permit Buyer to vote such Shares and New Shares directly.

3. IRREVOCABLE PROXY. Each Stockholder hereby revokes any and all previous proxies granted with respect to such Stockholder's Shares. Each Stockholder hereby grants a proxy appointing Buyer as such Stockholder's attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in such Stockholder's name, to vote all Shares that such Stockholder is entitled to vote or give consent in accordance with the obligations of the Stockholders set forth in Section 2 above. The proxy granted by Stockholder pursuant to this Section 3 is irrevocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the expiration of this Agreement, as provided in
Section 8 hereof. At Buyer's request, each Stockholder shall perform such further acts and execute such further documents as may be required to vest in Buyer the sole power to vote the Shares during the term of the proxy granted herein in accordance with the terms of the proxy granted herein.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDERS. Each Stockholder hereby represents, warrants and covenants to Buyer as follows:

4.1 DUE AUTHORITY. Stockholder has full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

4.2 NO CONFLICT; CONSENTS. (a) The execution and delivery of this Agreement by Stockholder do not, and the performance by Stockholder of the obligations under this Agreement and the compliance by Stockholder with any provisions hereof do not and will not, (i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to Stockholder or the Shares, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares are bound.

(b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

4.3 OWNERSHIP OF SHARES. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof are, and at all times up until the Termination Date will be, free and clear of any liens, claims, options, charges, proxies or voting restrictions or other encumbrances, and (ii) does not beneficially own any shares of capital stock of the Company other than the Shares.

5. NO LIMITATION ON DISCRETION AS DIRECTOR. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent a Stockholder who is serving on the Board of Directors of the Company from exercising his or her duties and obligations as a Director of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of the Company.

6. ADDITIONAL DOCUMENTS. Each Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Buyer to carry out the intent of the Agreement.

7. CONSENT AND WAIVER. Each Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Proposed Transaction under the terms of any agreements to which such Stockholder is a party or pursuant to any rights such Stockholder may have.

8. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Termination Date.

9. APPRAISAL AND DISSENTERS RIGHTS. Each Stockholder hereby waives and agrees not to assert, demand or exercise any rights of appraisal or dissenters in connection with the Amendment or any of the Proposed Transactions.

10.  MISCELLANEOUS.

10.1 SEVERABILITY. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either party without the prior written consent of each other party.

10.3 AMENDMENTS AND MODIFICATIONS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

10.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or facsimile (with confirmation of receipt), or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to Buyer:                 Danvers Bancorp, Inc.
1 Conant Street
Danvers, MA 01923
Attention: Kevin Bottomley

with a copy to:              Goodwin Procter  LLP
Exchange Place
Boston, MA 02109
Attention: William P. Mayer, Esq.

If to the Stockholder: To the address for notice set forth on the last page hereof

with a copy to:              Thacher Proffitt & Wood
1700 Pennsylvania Avenue
Washington DC  20006
Attention: Richard A. Schaberg

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

10.6 GOVERNING LAW; JURISDICTION AND VENUE. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. All disputes, claims or controversies arising out of this Agreement, or the negotiation, validity or performance of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its rules of conflict of laws. Buyer and each Stockholder hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States District Court for the District of Massachusetts (the "MASSACHUSETTS COURTS") for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Massachusetts Courts and agrees not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party's agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts.

10.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

10.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

10.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

10.10 NO AGREEMENT UNTIL EXECUTED. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Board of Directors of the Company has approved the Amendment and the Preposed Transaction, (ii) the Merger Agreement is executed by all parties thereto, and
(iii) this Agreement is executed by all parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

DANVERS BANCORP, INC.


By: /S/ KEVIN T. BOTTOMLEY
Name:  Kevin T. Bottomley
Title: President and Chief Executive Officer

STOCKHOLDERS:


/S/ JOHN J. MARCHESE
--------------------
Name: John J. Marchese

Stockholder's Address for Notice:

51 Harbor Hill Run
South Yarmouth, MA  02664

Shares beneficially owned:

2,658 shares of Common Stock of RFS
Bancorp, Inc.




/S/ CARMEN R. MATTUCHIO
-----------------------
Name: Carmen R. Mattuchio

Stockholder's Address for Notice:

17 Trinity Road
Winchester, MA  01890

Shares beneficially owned:

15,658 shares of Common Stock of RFS
Bancorp, Inc.




/S/ J. MICHAEL O'BRIEN
----------------------
Name: J. Michael O'Brien

Stockholder's Address for Notice:

135 Eastway
Reading, MA  01867

Shares beneficially owned:

1,658 shares of Common Stock of RFS
Bancorp, Inc.

/S/ JAMES J. MCCARTHY
---------------------
Name: James J. McCarthy

Stockholder's Address for Notice:

135 Franklin St. Unit 505
Storeham, MA  02180

Shares beneficially owned:

20,072 shares of Common Stock of RFS
Bancorp, Inc.




/S/ ARNO P. BOMMER
------------------
Name:  Arno P. Bommer

Stockholder's Address for Notice:

1 Chipper Lane
North Reading, MA 01864

Shares beneficially owned:

5,658 shares of Common Stock of RFS
Bancorp, Inc.




/S/ MARK ROBINSON
-----------------
Name:  Mark Robinson

Stockholder's Address for Notice:

56 Yale Street
Winchester, MA  01890

Shares beneficially owned:

658 shares of Common Stock of RFS
Bancorp, Inc.

/S/ ANTHONY R. CONTE
--------------------
Name:  Anthony R. Conte

Stockholder's Address for Notice:

80 Harvard Street
Winchester, MA 01890

Shares beneficially owned:

3,158 shares of Common Stock of RFS
Bancorp, Inc.




/S/  JOHN J. VERRENGIA
----------------------
Name: John J. Verrengia

Stockholder's Address for Notice:

84 Library Street
Revere, MA  02151

Shares beneficially owned:

7,600 shares of Common Stock of RFS
Bancorp, Inc.




/S/ ERNEST F. BECKER
--------------------
Name: Ernest F. Becker

Stockholder's Address for Notice:

30 Spoon Way
North Reading, MA  01864

Shares beneficially owned:

1,658 shares of Common Stock of RFS
Bancorp, Inc.

/S/ THEODORE E. CHARLES
-----------------------
Name: Theodore E. Charles

Shareholder's Address for Notice:

65 Eastern Point Blvd.
Gloucester, MA  01930

Shares beneficially owned:

15,658 shares of Common Stock of RFS
Bancorp, Inc.




/S/  ANTHONY J. PATTI
---------------------
Name: Anthony J. Patti

Shareholder's Address for Notice:

18 Colony Brook Lane
Derry, NH  03038

Shares beneficially owned:

11,400 shares of Common Stock of RFS
Bancorp, Inc.




/S/  JUDITH E. TENAGLIA
-----------------------
Name: Judith E. Tenaglia

Shareholder's Address for Notice:

54 Norman Road
Melrose, MA  02176

Shares beneficially owned:

9,589 shares of Common Stock of RFS
Bancorp, Inc.

                                                                       Exhibit 2


======================================




AGREEMENT AND PLAN OF MERGER

By and Among

DANVERS BANCORP, INC.

DANVERS SAVINGS BANK

and

REVERE, MHC

RFS BANCORP, INC.

REVERE FEDERAL SAVINGS BANK




Dated as of April 27, 2001



=======================================

                               TABLE OF CONTENTS

                                                                           Page
ARTICLE I      THE MERGER ................................................   2
SECTION 1.01.  THE MERGER.................................................   2
SECTION 1.02.  THE REVERSE STOCK SPLIT....................................   2
SECTION 1.03.  THE BANK MERGER............................................   2
SECTION 1.04.  EFFECTIVE TIME.............................................   2
SECTION 1.05.  EFFECT OF THE MERGER.......................................   3
SECTION 1.06.  CERTIFICATE OF INCORPORATION...............................   3
SECTION 1.07.  BY-LAWS....................................................   3
SECTION 1.08.  DIRECTORS AND OFFICERS.....................................   3
SECTION 1.09.  TAX CONSEQUENCES...........................................   3

ARTICLE II     REPRESENTATIONS AND WARRANTIES OF THE SELLER...............   3
SECTION 2.01.  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES...............   4
SECTION 2.02.  CHARTER; BY-LAWS; CORPORATE RECORDS........................   4
SECTION 2.03.  CAPITALIZATION.............................................   5
SECTION 2.04.  AUTHORITY..................................................   6
SECTION 2.05.  NO CONFLICT................................................   6
SECTION 2.06.  CONSENTS AND APPROVALS.....................................   7
SECTION 2.07.  COMPLIANCE.................................................   7
SECTION 2.08.  REPORTS....................................................   8
SECTION 2.09.  FINANCIAL STATEMENTS.......................................   8
SECTION 2.10.  ABSENCE OF CERTAIN CHANGES OR EVENTS.......................   9
SECTION 2.11.  ABSENCE OF LITIGATION......................................  10
SECTION 2.12.  EMPLOYEE BENEFIT PROGRAMS..................................  11
SECTION 2.13.  LABOR MATTERS..............................................  13
SECTION 2.14.  PROPERTY AND LEASES........................................  14
SECTION 2.15.  TAXES AND TAX RETURNS......................................  14
SECTION 2.16.  CERTAIN CONTRACTS..........................................  16
SECTION 2.17.  LOAN PORTFOLIO.............................................  17
SECTION 2.18.  INVESTMENT SECURITIES......................................  18
SECTION 2.19.  DERIVATIVE TRANSACTIONS....................................  18
SECTION 2.20.  INSURANCE..................................................  18
SECTION 2.21.  ENVIRONMENTAL MATTERS......................................  19
SECTION 2.22.  INTELLECTUAL PROPERTY......................................  21
SECTION 2.23.  FIDUCIARY ACCOUNTS.........................................  21
SECTION 2.24.  AGREEMENTS WITH BANK REGULATORS............................  21
SECTION 2.25.  MATERIAL INTERESTS OF CERTAIN PERSONS......................  21
SECTION 2.26.  BROKERS' FEES; OPINIONS....................................  21
SECTION 2.27.  PROXY STATEMENT............................................  22
SECTION 2.28.  DISSENTERS' RIGHTS.........................................  22
SECTION 2.29.  TAKEOVER LAWS..............................................  22
SECTION 2.30.  DISCLOSURE.................................................  22

ARTICLE III    REPRESENTATIONS AND WARRANTIES OF THE BUYER
               AND THE BUYER BANK.........................................  23
SECTION 3.01.  CORPORATE ORGANIZATION.....................................  23
SECTION 3.02.  AUTHORITY..................................................  23

                                        i

                                                                           Page
SECTION 3.03.  NO CONFLICT................................................  24
SECTION 3.04.  CONSENTS AND APPROVALS.....................................  24
SECTION 3.05.  COMPLIANCE.................................................  25
SECTION 3.06.  FINANCIAL STATEMENTS.......................................  25
SECTION 3.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS.......................  26
SECTION 3.08.  ABSENCE OF LITIGATION......................................  26
SECTION 3.09.  AGREEMENTS WITH BANK REGULATORS............................  26
SECTION 3.10.  CAPITAL; FINANCING.........................................  27
SECTION 3.11   PURCHASER INVESTIGATION....................................  27
SECTION 3.12   DISCLOSURE.................................................  27

ARTICLE IV     CONDUCT OF BUSINESS PENDING THE MERGER.....................  28
SECTION 4.01.  COVENANTS OF THE SELLER....................................  28
SECTION 4.02.  SYSTEM CONVERSIONS.........................................  31
SECTION 4.03.  CERTAIN CHANGES AND ADJUSTMENTS............................  32
SECTION 4.04.  ALCO MANAGEMENT............................................  32
SECTION 4.05.  COVENANT OF THE BUYER......................................  32

ARTICLE V      ADDITIONAL AGREEMENTS......................................  33
SECTION 5.01.  REGULATORY MATTERS.........................................  33
SECTION 5.02.  ACCESS TO INFORMATION......................................  34
SECTION 5.03.  PROXY STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS......  36
SECTION 5.04.  MEETINGS OF MEMBERS AND STOCKHOLDERS.......................  37
SECTION 5.05.  LEGAL CONDITIONS TO MERGER.................................  38
SECTION 5.06.  NO SOLICITATION............................................  39
SECTION 5.07.  EMPLOYEE BENEFIT MATTERS...................................  41
SECTION 5.08.  DIRECTORS' AND OFFICERS' INSURANCE.........................  43
SECTION 5.09.  FINANCIAL AND OTHER STATEMENTS.............................  44
SECTION 5.10.  FURTHER ACTION.............................................  44
SECTION 5.11.  ADDITIONAL AGREEMENTS......................................  45
SECTION 5.12.  UPDATE OF DISCLOSURE SCHEDULES.............................  45
SECTION 5.13.  CURRENT INFORMATION........................................  45
SECTION 5.14.  VOTING AGREEMENTS..........................................  46

ARTICLE VI     CONDITIONS TO THE MERGER...................................  46
SECTION 6.01.  CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT
               THE MERGER AND THE BANK MERGER.............................  46
SECTION 6.02.  CONDITIONS TO OBLIGATIONS OF THE BUYER.....................  47
SECTION 6.03.  CONDITIONS TO OBLIGATIONS OF THE SELLER....................  48

ARTICLE VII    TERMINATION, AMENDMENT AND WAIVER..........................  49
SECTION 7.01.  TERMINATION................................................  49
SECTION 7.02.  EFFECT OF TERMINATION; EXPENSES............................  51
SECTION 7.03.  AMENDMENT AND WAIVER.......................................  52

ARTICLE VIII   GENERAL PROVISIONS.........................................  52
SECTION 8.01.  CLOSING....................................................  52
SECTION 8.02.  ALTERNATIVE STRUCTURE......................................  52
SECTION 8.03.  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
               AGREEMENTS.................................................  53
SECTION 8.04.  NOTICES....................................................  53
SECTION 8.05.  CERTAIN DEFINITIONS........................................  54

                                       ii

                                                                           Page
SECTION 8.06.  SEVERABILITY...............................................  55
SECTION 8.07.  ENTIRE AGREEMENT...........................................  55
SECTION 8.08.  ASSIGNMENT.................................................  55
SECTION 8.09.  PARTIES IN INTEREST........................................  55
SECTION 8.10.  SPECIFIC PERFORMANCE.......................................  55
SECTION 8.11.  GOVERNING LAW..............................................  55
SECTION 8.12.  HEADINGS...................................................  56
SECTION 8.13.  INTERPRETATION.............................................  56
SECTION 8.14.  COUNTERPARTS...............................................  56

                                      iii

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 27, 2001 (this "AGREEMENT"), by and among DANVERS BANCORP, INC., a Massachusetts corporation (the "BUYER"), DANVERS SAVINGS BANK, a wholly-owned subsidiary of Buyer and a savings bank chartered by the Commonwealth of Massachusetts (the "BUYER BANK"), REVERE, MHC, a federally-chartered mutual holding company (the "SELLER"), RFS BANCORP, INC., a federally-chartered stock mid-tier holding company and subsidiary of Seller (the "COMPANY"), and REVERE FEDERAL SAVINGS BANK, a federally-chartered stock savings bank and wholly-owned subsidiary of the Company (the "SELLER BANK"). Each of Buyer, Buyer Bank, Seller, Company, and Seller Bank is sometimes individually referred to herein as a "party," and Buyer, Buyer Bank, Seller, Company, and Seller Bank are sometimes collectively referred to herein as the "parties."

WHEREAS, the Boards of Directors of the Buyer and the Seller have each determined that it is in the best interests of their respective companies for the Seller to merge with and into the Buyer (the "MERGER"), and for the Seller Bank to merge with and into the Buyer Bank (the "BANK MERGER"), in connection with which the Company will adopt a plan of liquidation and immediately thereafter the company will be liquidated (the "LIQUIDATION"), subject to the terms and conditions set forth herein;

WHEREAS, the Board of Directors of the Seller has determined that the Merger, the Bank Merger and the Liquidation are in the best interests of the members of the Seller;

WHEREAS, the Board of Directors of the Buyer Bank have approved the execution of this Agreement and the Merger and the Bank Merger as set forth herein;

WHEREAS, the Boards of Directors of each of the Seller, the Company, and the Seller Bank have approved the execution of this Agreement and the Proposed Transaction (as defined below) and the Reverse Stock Split as set forth herein;

WHEREAS, the Board of Trustees of the Buyer has approved the execution of this Agreement and the Merger as set forth herein;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger, the Bank Merger, the Reverse Stock Split (as defined below) and the Liquidation (together, the "PROPOSED TRANSACTION") and to prescribe certain conditions to the Proposed Transaction;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Buyer's willingness to enter into this Agreement, Seller and certain affiliates of the Seller are entering into Voting Agreements in substantially the form attached hereto as EXHIBIT A (the "VOTING AGREEMENTS");

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER


SECTION 1.01. THE MERGER. Subject to the terms and conditions of this Agreement, in accordance with the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time (as defined in Section 1.04 hereof), the Seller shall merge with and into the Buyer. Buyer shall be the surviving corporation (hereinafter sometimes called the "SURVIVING CORPORATION") in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Massachusetts. The name of the Surviving Corporation shall continue to be Danvers Bancorp, Inc. Upon consummation of the Merger, the separate corporate existence of the Seller shall terminate.

SECTION 1.02. THE REVERSE STOCK SPLIT. Subject to the terms and conditions of this Agreement and applicable requirements of the Office of Thrift Supervision (the "OTS"), the Company will amend its organizational documents (the "CHARTER") as necessary by filing with the OTS the form of amendment (the "AMENDMENT") attached hereto as EXHIBIT B to increase the par value of the Company Stock (defined in Section 2.03 hereof) and effect a reverse stock split pursuant to which 1/494,767 shares of Company Stock will be issued in exchange for each share of Company Stock issued and outstanding immediately prior to the Effective Time (the "REVERSE STOCK SPLIT"), and cash in the amount of $22.75 per share (pre-split) will be paid in lieu of fractional shares (the "CASH CONSIDERATION"). Following the Reverse Stock Split the Surviving Corporation will own all the outstanding shares of Company Stock and no other person will have a capital stock or other ownership interest in the Company. Immediately thereafter the Company will adopt a plan of liquidation pursuant to which the Company will be liquidated and the Charter will be returned to the OTS.

SECTION 1.03. THE BANK MERGER. Subject to the terms and conditions of the Agreement and Plan of Merger by and between Seller Bank and Buyer Bank attached as EXHIBIT C hereto and applicable requirements of the Federal Deposit Insurance Corporation (the "FDIC"), the OTS and the Commissioner of Banks of the Commonwealth of Massachusetts (the "MASSACHUSETTS COMMISSIONER"), the Seller Bank will merge with and into the Buyer Bank. The members of Seller and the depositors of Seller Bank shall be provided with liquidation and stock subscription rights of the same nature in the Buyer as they had in Seller to the extent provided by applicable law, including the original opening dates in Buyer Bank. The former main office and branch of Seller Bank will be operated as a separate division of Buyer Bank for a period of one year following the Effective Time.

SECTION 1.04. EFFECTIVE TIME. As promptly as practicable after all of the conditions set forth in Article VI shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, the Buyer and the Seller shall duly execute and file articles of merger (the "ARTICLES OF MERGER") with the Secretary of State of the Commonwealth of Massachusetts (the "MASSACHUSETTS

SECRETARY"), in accordance with the MBCL and the Merger shall become effective on the date (the "EFFECTIVE DATE") and at such time (the "EFFECTIVE TIME") as set forth in the Articles of Merger.

SECTION 1.05. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided herein and in the applicable provisions of the MBCL and any other applicable provisions of Massachusetts law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Buyer and the Seller shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Buyer and the Seller shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.06. ARTICLES OF ORGANIZATION. Unless otherwise determined by the Buyer prior to the Effective Time, at the Effective Time, the Articles of Organization of the Buyer as in effect immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Corporation until thereafter further amended as provided by law and such Articles of Organization.

SECTION 1.07. BY-LAWS. Unless otherwise determined by the Buyer prior to the Effective Time, the By-Laws of the Buyer, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Organization of the Surviving Corporation and such By-Laws.

SECTION 1.08. DIRECTORS AND OFFICERS. The initial trustees of the Surviving Corporation shall consist of (i) the trustees of the Buyer immediately prior to the Effective Time, (ii) the President and Chief Executive Officer of the Seller immediately prior to the Effective Time, and (iii) such other current director of the Seller as shall be determined by the Buyer. In addition, the Buyer will form an advisory board (the "ADVISORY BOARD") consisting of those current directors of Seller set forth on EXHIBIT D. The Advisory Board shall meet quarterly and shall have an initial term of one year with the expectation of a one (1) year renewal. Annual Advisory Board fees will equal $5,000 per non-employee advisory director. Certain officers as set forth on EXHIBIT E of the Buyer and the Seller immediately prior to the Effective Time, shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.09. TAX CONSEQUENCES. It is intended by the parties that the Merger and the Bank Merger each shall constitute a reorganization within the meaning of
Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER,
THE COMPANY AND THE SELLER BANK

Except as specifically set forth in the corresponding Schedules (the "SELLER DISCLOSURE SCHEDULE") the Seller, the Company and the Seller Bank, jointly and severally, hereby represent and warrant to the Buyer and the Buyer Bank as follows:

SECTION 2.01.  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

(a) The Seller is a federal mutual holding company, chartered under Section 10(o) of the Home Owners' Loan Act ("HOLA"), 12 U.S.C. ss. 1467a(o), with its main office located in Revere, Massachusetts. The Company is a federally-chartered stock holdinG company chartered under Section 10(o) of HOLA. The Seller Bank is a federally-chartered stock savings association and wholly-owned subsidiary of the Company. The deposit accounts of the Seller Bank are insured by the FDIC to the fullest extent permitted by law and all premiums and assessments required in connection therewith have been paid by the Seller Bank. Each subsidiary (as defined in Section 8.05(g) below) of the Seller (including the Company and the Seller Bank) (collectively, the "SUBSIDIARIES") is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. The Seller and each Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to have obtained such approval or to be so licensed or qualified and be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect (as defined below).

(b) A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of the outstanding capital stock or other ownership interest by the Seller, the Company or the Seller Bank in each Subsidiary, is set forth in
Schedule 2.01 hereto. Except as set forth in Schedule 2.01, neither the Seller nor any Subsidiary directly or indirectly owns five percent or more of the capital stock or other equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

(c) When used in connection with the Seller or any of the Subsidiaries, the term "MATERIAL ADVERSE EFFECT" means any change or effect that is or would be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Seller and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (x) changes in interest rates or general economic conditions affecting banks generally, (y) changes in federal or state banking or tax laws or regulations affecting banks generally or (z) changes in generally accepted or regulatory accounting principles applicable to banks or their holding companies generally; or (ii) the ability of the Seller or the Subsidiaries to consummate the transactions contemplated hereby.

SECTION 2.02. CHARTER; BY-LAWS; CORPORATE RECORDS. The Seller has heretofore made available to the Buyer a complete and correct copy of the Charter and the By-Laws, each as amended to date, of the Seller and each of the

Subsidiaries. Such Charters and By-Laws are in full force and effect. None of the Seller or any of the Subsidiaries is in violation of any provision of its Charter or of its By-Laws. The minute books of the Seller and each of the Subsidiaries contain in all material respects true and correct records of all meetings held or true and complete records of all other corporate actions taken since January 1, 1998, of their respective stockholders and boards of directors (including committees of their respective boards of directors).

SECTION 2.03.  CAPITALIZATION.

(a) The authorized capital stock of the Company consists of 6,000,000 shares of capital stock, of which 5,000,000 shares are common stock (the "COMPANY STOCK") and 1,000,000 shares are serial preferred stock. As of the date hereof, (i) 884,923 shares of Company Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) 494,767 shares of Company Stock are owned by the Seller, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal agreements, limitations on the Seller's voting rights, charges and other encumbrances of any nature whatsoever; (iii) 390,156 shares of the Company Stock are held publicly by minority shareholders; (iv) no shares of Company Stock are held by any of the Subsidiaries, (v) 26,842 shares of unallocated Company Stock are owned by the RFS Bancorp, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") for allocation by the Company among eligible participants, (vi) 1,538 shares of ungranted Company Stock are reserved for future issuance pursuant to the RFS Bancorp, Inc. 1999 Stock Option Plan (the "STOCK OPTION PLAN"), through which the Company grants eligible officers, directors, and employees options to purchase Company Stock, and (vii) no shares of Company Stock remain to be awarded at the Company's discretion to officers and employees in accordance with the provisions of the RFS Bancorp, Inc. 1999 Recognition and Retention Plan ("RRP"). With the exception of shares subject to the ESOP, Stock Option Plan and the RRP, each issued and outstanding share of Company Stock is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Each share of capital stock of each Subsidiary owned by the Company is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's voting rights, charges and other encumbrances of any nature whatsoever.

(b) The authorized capital stock of the Seller Bank consists of 5,000,000 shares of common stock, par value $.01 per share (the "SELLER BANK COMMON STOCK"), and 1,000,000 shares of serial preferred stock, no par value per share. As of the date hereof, (i) 1,000 shares of Seller Bank Common Stock are issued and outstanding, all of which are owned by the Company free and clear of any encumbrance or lien (except for directors' qualifying shares, if any) and all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) no shares of the Seller Bank Common Stock are held in the treasury of the Seller Bank or are held by any of the Subsidiaries.

(c) Except for shares subject to the ESOP, the Stock Option Plan, and the RRP, there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of the Subsidiaries or obligating the Company or any of the Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of the Subsidiaries. There are no outstanding contractual obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any of the Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

SECTION 2.04. AUTHORITY. The Seller, the Company and the Seller Bank each have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by unanimous vote of each of the Board of Directors of the Seller (the "SELLER BOARD"), the Board of Directors of the Company (the "COMPANY BOARD") and the Board of Directors of the Seller Bank (the "SELLER BANK BOARD"). The Company Board has directed that an amendment to the Company's Charter substantially in the form attached as EXHIBIT B hereto, be submitted to the Company's stockholders for approval in connection with the Reverse Stock Split. This Agreement has been duly and validly executed and delivered by the Seller, the Company and the Seller Bank and constitutes a valid and binding obligation of the Seller, the Company and the Seller Bank enforceable against the Seller, the Company and the Seller Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to Seller Bank the conservatorship or receivership provisions of the Federal Deposit Insurance Act, and subject, as to enforceability, to general principles of equity.

SECTION 2.05. NO CONFLICT. Neither the execution, delivery and performance of this Agreement by the Seller and the Subsidiaries, nor the consummation by the Seller and the Subsidiaries of the transactions contemplated hereby, nor compliance by the Seller and the Subsidiaries with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Charter or By-Laws of the Seller or equivalent organizational documents of any of the Subsidiaries, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Seller or any of the Subsidiaries, or by which any property or asset of the Seller or any of the Subsidiaries is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien, pledge, security interest, charge or other encumbrance on any property or asset of the Seller or any of the Subsidiaries pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or any of the Subsidiaries is a party, or by which the Seller or any of the Subsidiaries is bound or affected, except, in the case of clause (ii) or (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, either individually or in the aggregate, have a Material Adverse Effect.

SECTION 2.06. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Seller and the Subsidiaries does not require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality, domestic or foreign, (each a "GOVERNMENTAL ENTITY") or with any third party, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (ii) for consents and approvals of or filings, registrations or negotiations with the OTS and the FDIC, and (iii) for approval of this Agreement and the Proposed Transaction by the directors, officers, stockholders, and depositors, as applicable pursuant to OTS regulations, of Seller, the Company and the Seller Bank, (iv) the filings required by this Agreement and (v) where failure to obtain any such consent, approval, authorization or permit, or to make any such filing or notification, would not prevent or significantly delay consummation of the Proposed Transaction or otherwise prevent the Seller from performing its obligations under this Agreement, or would not, either individually or in the aggregate, have a Material Adverse Effect. The Seller is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 6.01(a) should not be obtained.

SECTION 2.07. COMPLIANCE. The Seller and each of the Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in conflict with, or in default or violation of, (a) any statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies and guidelines of any Governmental Entity, applicable to the Seller or any of the Subsidiaries or by which any property or asset of the Seller or any of the Subsidiaries is bound or affected or (b) any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or any of the Subsidiaries is a party or by which the Seller or any of the Subsidiaries or any property or asset of the Seller or any of the Subsidiaries is bound or affected, except for any such non-compliance, conflicts, defaults or violations that would not, either individually or in the aggregate, have a Material Adverse Effect; and none of the Seller or any of the Subsidiaries knows of, or has received notice of, any material violations of any of the above. Without limiting the generality of the foregoing, none of the Seller or any of the Subsidiaries has been advised of the existence of any facts or circumstances which would cause the Seller Bank to be deemed not to be in satisfactory compliance with the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder.

SECTION 2.08.  REPORTS.

(a) The Company has heretofore delivered to the Buyer all communications mailed by the Company to its stockholders since October 1, 1998, and such communications did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The Seller and each of the Subsidiaries has timely filed and made available to the Buyer true and complete copies of all forms, reports and documents required to be filed by each of them with all appropriate federal or state governmental or regulatory authorities charged with the supervision of banks or bank holding companies or engaged in the insurance of bank deposits, including without limitation the Massachusetts Commissioner, the OTS, the Board of Governors of the Federal Reserve System (the "FRB"), and the FDIC (collectively, the "BANK REGULATORS") since January 1, 1998, and have paid all fees and assessments due and payable in connection therewith. Such reports as of their respective date of filing complied in all material respects with the requirements of all laws, rules and regulations enforced or promulgated by such Bank Regulators. Except for normal periodic examinations conducted by any Bank Regulator in the regular course of the business of the Seller and its Subsidiaries, no Bank Regulator has initiated any proceeding or, to the best knowledge of the Seller, investigation into the business or operations of the Seller or any of the Subsidiaries since January 1, 1998. Except as set forth on
Schedule 2.08(b), the Seller and its Subsidiaries have not received any objection from any regulatory agency to any of their responses to any violation, criticism or exception by any Bank Regulator with respect to any report or statement relating to any examinations, which objection remains unresolved.

SECTION 2.09.  FINANCIAL STATEMENTS.

(a) The Seller has made available to the Buyer copies of (i) the consolidated financial statements of the Seller Bank as of September 30, 1998 and the Company and its subsidiaries as of September 30 for the years 1999 and 2000 including related statements of income, changes in stockholders' equity, cash flows and the notes thereto, in each case accompanied by the audit report of Shatswell, MacLeod & Company, independent public accountants for the Company, and (ii) the unaudited consolidated financial statements of the Company and its subsidiaries as of December 31, 2000 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows. The September 30, 2000 consolidated balance sheet of the Company and its subsidiaries (including the related notes, where applicable) (the "COMPANY BALANCE SHEET") and each of the other financial statements referred to in this Section 2.09 (including the related notes, where applicable) fairly presents (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), and the financial statements referred to in
Section 5.09 hereof each will fairly present, the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of the Company for the respective periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) has been prepared, and the financial statements referred to in Section 5.09 hereof will be prepared, in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto. Each of the financial statements referred to in this Section 2.09, including, in each case, the notes thereto, comply, and the financial statements referred to in Section
5.09 hereof will comply, with applicable accounting requirements and to the extent applicable thereto with the published rules and regulations of the United States Securities and Exchange Commission (the "SEC"), the OTS and the FDIC. Without limiting the generality of the foregoing, (x) the allowance for possible loan losses included in the financial statements referred to in this Section
2.09 was, and the allowance for possible loan losses to be included in the financial statements referred to in Section 5.09 hereof will be, determined in accordance with GAAP. The books and records of the Seller and its Subsidiaries are true and complete in all material respects and have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

(b) The Company Balance Sheet makes adequate provision for all material liabilities and obligations of every nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) of the Company and its subsidiaries as of September 30, 2000, and except as and to the extent set forth on such consolidated balance sheet, none of the Company or any of the subsidiaries has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) which would be required to be reflected or disclosed on a balance sheet, or in the notes thereto, prepared in accordance with GAAP.

SECTION 2.10.  ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in
Schedule 2.10 and as contemplated by this Agreement, since September 30, 2000, the Seller and its Subsidiaries have conducted their businesses only in the ordinary course and in manners consistent with past practice and, since September 30, 2000, there has not been (a) either individually or in the aggregate, any Material Adverse Effect, (b) any material damage, destruction or loss with respect to any property or asset of the Seller or any of the Subsidiaries, (c) any change by the Seller or any of the Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller's independent accountants, (d) any revaluation by the Seller or any of the Subsidiaries of any asset, including, without limitation, any writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by the Seller or any of the Subsidiaries into any contract or commitment of more than $100,000 or of a term of more than one year (other than with respect to Loans, as hereinafter defined), (f) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Seller or any of the Subsidiaries except in the ordinary course of business in an amount consistent with past practice or any redemption, purchase or other acquisition of any of its securities, (g) except as would have been permitted by Section 4.01(b)(xi) hereof, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Seller or any of the Subsidiaries, (h) any strike, work stoppage, slowdown or other labor disturbance involving the Seller or any of its Subsidiaries, (i) any material election made by the Seller or any of the Subsidiaries for federal or state income tax purposes, (j) any change in the credit policies or procedures of the Seller or any of the Subsidiaries, the effect of which was or is to make any such policy or procedure materially less restrictive in any material respect, (k) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (l) any forgiveness or cancellation of any indebtedness or contractual obligation other than in the ordinary course of business consistent with past practice, (m) except with respect to funds borrowed by the Seller or any of the Subsidiaries, any mortgage, pledge, lien or lease of any assets, tangible or intangible, of the Seller or any of the Subsidiaries, (n) any acquisition or disposition of any assets or properties having a value in excess of $200,000, or any contract for any such acquisition or disposition entered into, other than the acquisition or disposition of Loans in the ordinary course of business consistent with past practice, or (o) any lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

SECTION 2.11. ABSENCE OF LITIGATION. Except as disclosed on Schedule 2.11, none of the Seller or any of the Subsidiaries is a party to any, and there are no pending, or to the best knowledge of the Seller, threatened, legal, administrative, arbitral or other claims, actions, proceedings or investigations of any nature, against the Seller or any of the Subsidiaries or any property or asset of the Seller or any of the Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, either individually or in the aggregate, would have a Material Adverse Effect and no facts or circumstances have come to the Seller's attention which have caused it to believe that a material claim, action, proceeding or investigation against or affecting the Seller or any of the Subsidiaries could reasonably be expected to occur. None of the Seller or any of the Subsidiaries, or any property or asset of the Seller or any of the Subsidiaries, is subject to any order, writ, judgment, injunction, decree, determination or award which restricts its ability to conduct business in any area in which it presently does business or has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

SECTION 2.12.  EMPLOYEE BENEFIT PROGRAMS.

(a) Schedule 2.12(a) sets forth a list of every Employee Program (defined below).

(b) Except as provided in Schedule 2.12(b), each Employee Program which has been intended to qualify under Section 401(a) or 501(c)(9) of the Code, has received a favorable determination or approval letter from the Internal Revenue Service ("IRS") regarding its qualification under such section. Each such Employee Program has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Program through and including the Closing Date (or, if earlier, the date that all of such Employee Program's assets were distributed). Except as provided in Schedule 2.12(b), no event or omission has occurred which would cause any Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)). Each asset held under any such Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability. No partial termination (within the meaning of Section 411(d)(3) of the Code) has occurred with respect to any Employee Program that is qualified under Section 401(a) of the Code.

(c) Neither the Seller nor any Affiliate knows, nor should any of them reasonably know, of any material failure of any party to comply with any laws applicable with respect to the Employee Programs that are currently maintained by the Seller or any Affiliate. With respect to any Employee Program currently maintained by the Seller, or any Affiliate, there has been no (i) "prohibited transaction," as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Code Section 4975, (ii) material failure to comply with any provision of ERISA, other applicable law, or any agreement, or (iii) non-deductible contribution, which, in the case of any of
(i), (ii), or (iii), could subject the Seller or any Affiliate to material liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other loss or expense. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or threatened with respect to any such Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Employee Programs, for all periods prior to the Effective Time, either have been made or have been accrued.

(d) Neither the Seller nor any Affiliate has incurred any liability under title IV of ERISA which has not been paid in full. There has been no "accumulated funding deficiency" (whether or not waived) with respect to any Employee Program ever maintained by the Seller or any Affiliate and subject to Code Section 412 or ERISA Section 302. With respect to any Employee Program subject to title IV of ERISA, there has been no (nor will be any as a result of the transaction contemplated by this Agreement) (i) "reportable event," within the meaning of ERISA Section 4043, or the regulations thereunder (for which notice the notice requirement is not waived under 29 C.F.R. Part 2615) and (ii) no event or condition which presents a material risk of plan termination or any other event that may cause the Seller or any Affiliate to incur liability or have a lien imposed on its assets under title IV of ERISA. No Employee Program maintained by the Seller or any Affiliate and subject to title IV of ERISA (other than a Multiemployer Plan) has any "unfunded benefit liabilities" within the meaning of ERISA Section 4001(a)(18). With respect to each Multiemployer Plan maintained by the Seller or any Affiliate, Schedule 2.12(d) states the amount of withdrawal liability or other termination liability that would be incurred by the Seller or Affiliate if there were a cessation of operations or of the obligation to contribute to such plan as of the Closing Date. None of the Employee Programs provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or applicable state or local law).

(e) With respect to each Employee Program complete and correct copies of the following documents have previously been delivered to the Buyer: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401(a) or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants' opinions attached thereto; (iv) the three most recent actuarial valuation reports completed with respect to such Employee Program; (v) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Employee Program; (vii) any registration statement or other filing made pursuant to any federal or state securities law; and (viii) all correspondence to and from any state or federal agency within the last six years with respect to such Employee Program.

(f) Except as provided in Schedule 2.12(f), each Employee Program required to be listed on Schedule 2.12(a) may be amended, terminated, or otherwise modified by the Seller, or the Affiliate to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals under any Employee Program and no employee communications or provision of any Employee Program document has failed to effectively reserve the right of the Seller or the Affiliate to so amend, terminate or otherwise modify such Employee Program.

(g) Except as provided in Schedule 2.12(g), each Employee Program currently maintained by the Seller or an Affiliate (including each non-qualified deferred compensation arrangement) is maintained in all material respects in compliance with all applicable requirements of federal and state securities laws including (without limitation, if applicable) the requirements that the offering of interests in such Employee Program be registered under the Securities Act of 1933 and/or state "Blue Sky" laws.

(h) Each Employee Program currently maintained by the Seller or an Affiliate has complied in all material respects with the applicable notification and other applicable requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, Health Insurance Portability and Accountability Act of 1996, the Newborns' and Mothers' Health Protection Act of 1996, the Mental Health Parity Act of 1996, and the Women's Health and Cancer Rights Act of 1998.

(i) For purposes of this section:

     (i) "EMPLOYEE PROGRAM" means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, restricted stock plans, employee stock ownership plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements (including any informal arrangements) not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors currently, or at any time during the immediately preceding three years, maintained by the Seller or any Affiliate. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code
     Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

     (ii) An entity "MAINTAINS" an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

     (iii) An entity is an "AFFILIATE" of the Seller if it would have ever been considered a single employer with the Seller under ERISA Section 4001(b) or part of the same "controlled group" as the Seller for purposes of ERISA
     Section 302(d)(8)(C).

     (iv) "MULTIEMPLOYER PLAN" means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes.

SECTION 2.13. LABOR MATTERS. No work stoppage involving the Seller or any of the Subsidiaries is pending or, to the best knowledge of the Seller threatened. None of the Seller or any of the Subsidiaries is involved in, or, to the best knowledge of the Seller, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to interfere in any material respect with the respective business activities of the Seller or any of the Subsidiaries. No employees of the Seller or any of the Subsidiaries are represented by any labor union, and, to the best knowledge of the Seller no labor union is attempting to organize employees of the Seller or any of the Subsidiaries.

SECTION 2.14.  PROPERTY AND LEASES.

(a) The Seller has good and marketable title to all the real property and all other property owned by it. The Company and each other Subsidiary has good and marketable title to all the real property and all other property owned by it and included in the Company Balance Sheet included in audited financial statements for the period ended September 30, 2000, other than property disposed of in the ordinary course of business after September 30, 2000. Each parcel of real property, and each item of personal property, owned or leased by the Seller or any of the Subsidiaries (i) is owned or leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, "LIENS"), other than (A) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (B) inchoate mechanics' and materialmen's Liens for construction in progress, (C) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Seller or such Subsidiary consistent with past practice, (D) all matters of record, Liens and other imperfections of title and encumbrances which, either individually or in the aggregate, would not be material, and (E) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities, or any transaction by a Subsidiary acting in a fiduciary capacity (collectively, "PERMITTED LIENS"), and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the best knowledge of the Seller or any Subsidiary, has any such condemnation, expropriation or taking been proposed. None of the Seller or any of the Subsidiaries has received any notice of violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement relating to its properties.

(b) All leases of real property leased for the use or benefit of the Seller or any of the Subsidiaries to which the Seller or any of the Subsidiaries is a party, and all amendments and modifications thereto, are in full force and effect, and there exists no default under any such lease by the Seller or any of the Subsidiaries, nor, to the best knowledge of the Seller or any subsidiary, any event which with notice or lapse of time or both would constitute a material default thereunder by the Seller or any of the Subsidiaries.

SECTION 2.15.  TAXES AND TAX RETURNS

Except as disclosed in Schedule 2.15, (i) all reports and returns with respect to Taxes (as defined below) that are required to be filed by or with respect to the Seller or any of its Subsidiaries, including without limitation consolidated federal, state, county and local and other tax and information returns of the Seller and its Subsidiaries (collectively, the "TAX RETURNS"), have been duly filed, or requests for extensions have been timely filed and have not expired, and each such Tax Return was, as of the date it was filed, true, complete and accurate in all material respects, (ii) all Taxes and other governmental charges which have been incurred (whether or not shown on any Tax Return) or are due or claimed to be due from the Seller or its Subsidiaries by federal, state, county, local or other taxing authorities on or prior to the date hereof, have been paid in full other than charges that are not yet delinquent or are being contested in good faith and that are properly reflected on the Seller's financial statements in accordance with GAAP, (iii) Tax Returns for all years to and including 2000 have been examined by the appropriate taxing authority, except as disclosed in
Schedule 2.15, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all Taxes due with respect to completed and settled examinations have been paid in full, (v) there are no material disputes pending, or claims asserted for Taxes or assessments upon the Seller or any of its Subsidiaries, except as reserved against in the Seller's financial statements and disclosed in Schedule 2.15, (vi) no waivers of statutes of limitations (including such statutes that relate to years currently under examination by the IRS) have been given by or requested with respect to any Taxes of the Seller or any of its Subsidiaries, (vii) the amounts set up as reserves for liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the consolidated financial statements of the Company and its subsidiaries as of September 30, 2000 are sufficient in the aggregate for the payment of all unpaid Taxes, whether or not disputed, accrued or applicable, for the period ended September 30, 2000 or for any year or period prior thereto, (viii) there are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of the Seller or its Subsidiaries, (ix) no claim has ever been made by an authority in a jurisdiction where the Seller or any of its Subsidiaries do not file Tax Returns that the Seller or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, and (x) no director or officer or employee responsible for Tax matters of the Seller or any of its Subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. In addition, (a) proper and accurate amounts have been withheld by the Seller and Subsidiaries from their employees, independent contractors, creditors, stockholders and other third parties for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state, county, local and other tax laws, (b) federal, state, county, local and other Tax returns which are accurate and complete in all material respects have been timely filed by the Seller and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes and (c) the amounts shown on such returns to be due and payable have been paid in full. No property of the Seller or any of its Subsidiaries is property that the Seller or any of its Subsidiaries is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Neither the Seller nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Seller or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Except as disclosed in Schedule 2.15, neither the Seller nor any of its Subsidiaries is a party to any agreement, contract or arrangement that would result, either individually or in the aggregate, in the payment of an "excess parachute payment" within the meaning of Section 280G of the Code or that would result in payments that would be nondeductible pursuant to Section 162(m) of the Code. None of the Seller or any of its Subsidiaries (A) is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes, (B) has been a member of a consolidated, combined or affiliated group of corporations (other than a group the common buyer of which is the Seller) or (C) has any liability for the Taxes of any person or entity (other than the Seller or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise. None of the Seller or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Seller and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

As used in this Agreement, the term "TAX" or "TAXES" means any and all federal, state, county, local or foreign income, excise, gross receipts, ad valorem, profits, property, production, sales, use, payroll, employment, severance, withholding, license, franchise and other taxes, charges, levies or like assessments imposed on the Seller or its Subsidiaries, together with interest, additions, or penalties with respect thereto and any interest in respect of each addition and penalty. The Seller has delivered to the Buyer correct and complete copies of all federal income Tax Returns for the Seller and its Subsidiaries for tax periods ending on or after September 30, 1994 and any examination reports and statements of deficiencies assessed against or agreed to by the Seller and its Subsidiaries since September 30, 1997.

SECTION 2.16.  CERTAIN CONTRACTS.

(a) Except as set forth in Schedule 2.16(a) hereto, neither the Seller nor any Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment of any director, officer, employee or consultant, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment (whether of severance pay or otherwise) becoming due from the Seller or any of its Subsidiaries to any officer or employee thereof, (iii) which is a Material Contract (defined as "any agreement, arrangement or other contract not made in the ordinary course of business that may reasonably be expected to have a Material Adverse Effect on Buyer") to be performed after the date of this

Agreement, (iv) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $10,000 per annum, (v) which materially restricts the conduct of any line of business by the Seller or any of the Subsidiaries, (vi) with or to a labor union or guild (including any collective bargaining agreement), or (vii) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). The Seller has previously delivered to the Buyer true and complete copies of all employment, consulting and deferred compensation agreements which are in writing and to which the Seller or any of the Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section, whether or not set forth in Schedule 2.16(a), is referred to herein as a "SELLER CONTRACT."

(b) Except as set forth in Schedule 2.16(b), (i) each Seller Contract is legal, valid and binding upon the Seller or a Subsidiary, as the case may be, and in full force and effect, (ii) the Seller and each of the Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each such Seller Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Seller or any of the Subsidiaries under any such Seller Contract.

SECTION 2.17. LOAN PORTFOLIO. Except as set forth in Schedule 2.17, the Seller Bank is not a party to any written or oral (a) loan agreement, note or borrowing arrangement (including, without limitation, leases and credit enhancements) (collectively, "LOANS") as to which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest, or (b) Loan with any director, executive officer or five percent stockholder of the Seller or any of the Subsidiaries, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All of the Loans originated and held on the date hereof and at the Effective Time by the Seller Bank and any other Loans purchased and held currently and at the Effective Time by the Seller Bank were solicited, originated and exist, and will exist at the Effective Time, in material compliance with all applicable loan policies and procedures of the Seller Bank. Schedule 2.17 sets forth as of the date hereof, (i) all of the Loans in original principal amount in excess of $50,000 of the Seller Bank that as of the date of this Agreement are classified as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, and (ii) by category of Loan (I.E., commercial, consumer, etc.), all of the other Loans of the Seller Bank that as of the date of this Agreement are classified as such, together with the aggregate principal amount of such Loans by category, it being understood that no representation is being made that the OTS would agree with the loan classifications contained in Schedule 2.17. The Seller shall promptly inform the Buyer in writing of any Loan the original principal balance of which exceeds $50,000 that becomes classified in the manner described in this Section 2.17, or any Loan the classification of which is materially and adversely changed at any time after the date of this Agreement. The information (including electronic information and information contained on tapes and computer disks) with respect to the Loans furnished to Buyer by the Seller is true and complete in all material respects.

SECTION 2.18. INVESTMENT SECURITIES. Schedule 2.18 sets forth the book and market value as of March 31, 2001 of the investment securities, mortgage backed securities and securities held for sale by the Seller and its Subsidiaries.
Schedule 2.18 sets forth the names of all the joint ventures in which the Seller or any of the Subsidiaries has an investment (whether or not such joint ventures remain active). Except for pledges to secure public and trust deposits, FRB borrowings, repurchase agreements and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Company Balance Sheet for the period ended September 30, 2000, and none of the material investments made by the Seller or any of the Subsidiaries since September 30, 2000, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. The Company and the Seller Bank have (i) properly reported as such any investment securities which are required under GAAP to be classified as "available for sale" at the lower of cost or market, and (ii) accounted for any decline in the market value of its marketable equity securities portfolio in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115 and Staff Accounting Bulletin No. 59, including without limitation the recognition through the Company's consolidated statement of operations of any unrealized loss with respect to any individual marketable equity security as a realized loss in the accounting period in which a decline in the market value of such security is determined to be "other than temporary."

SECTION 2.19. DERIVATIVE TRANSACTIONS. None of the Seller or the Subsidiaries is engaged in transactions in or involving forwards, futures, options on futures, swaps or similar off-balance sheet derivative instruments except as agent on the order and for the account of others other than Federal Home Loan Bank advances or in connection with mortgage loan secondary market activities in the ordinary course of business consistent with the Seller Bank's past practices.

SECTION 2.20. INSURANCE. The Seller has made available to the Buyer true and complete copies of all material policies of insurance of the Seller and its Subsidiaries currently in effect. All of the policies relating to insurance maintained by each of the Seller and its Subsidiaries with respect to its material properties and the conduct of its business in any material respect (or any comparable policies entered into as a replacement therefore) are in full force and effect and none of the Seller or its Subsidiaries has received any notice of cancellation with respect thereto. All life insurance policies on the lives of any of the current and former officers of the Seller or its Subsidiaries which are maintained by the Seller or its Subsidiaries or which are otherwise included as assets on the books of the Seller or its Subsidiaries (i) are, or will at the Effective Time be, owned by the Seller or its Subsidiaries, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Seller and its Subsidiaries agree that there will not be an amendment prior to the Effective Time without the consent of the Buyer, and (ii) are accounted for properly as assets on the books of the Seller or its Subsidiaries, as applicable, in accordance with GAAP in all material respects. None of the Seller or the Subsidiaries has any material liability for unpaid premiums or premium adjustments not properly reflected on the Seller's consolidated financial statements described in Section 2.09 and Section 5.09.

SECTION 2.21.  ENVIRONMENTAL MATTERS.

(a) Except as set forth in Schedule 2.21(a), each of the Seller and its Subsidiaries and, to the best knowledge of the Seller and the Subsidiaries, the Participation Facilities and the Loan Properties (each defined below), are, and have been, in material compliance with all applicable Environmental Laws (as defined below).

(b) There is no suit, claim, demand, action or proceeding pending or, to the best knowledge of the Seller, threatened, before the EPA or any other Governmental Entity or other forum in which the Seller or any of the Subsidiaries or any Participation Facility (defined below) has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor), with any Environmental Law, or (ii) relating to the release into or presence in the Environment of any Hazardous Materials (as defined below) whether or not occurring at or on a site owned, leased or operated by the Seller or any of the Subsidiaries or any Participation Facility, except as have not been or are not reasonably likely to be, either individually or in the aggregate, material.

(c) To the best knowledge of the Seller and its Subsidiaries, there is no suit, claim, demand, action or proceeding pending or threatened, before the EPA or any other Governmental Entity or other forum in which any Loan Property has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release into or presence in the Environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by a Loan Property (defined below), except where such noncompliance or release has not been or is not reasonably likely to be, either individually or in the aggregate, material.

(d) Neither the Seller nor any of the Subsidiaries, nor to their best knowledge any Participation Facility or any Loan Property, has received any notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 2.21 could reasonably be based. To the best knowledge of the Seller and its Subsidiaries, no facts or circumstances have come to the Seller's attention which have caused it to believe that a material suit, claim, demand, action or proceeding as described in subsection
(b) or (c) of this Section 2.21 could reasonably be expected to occur.

(e) Except as set forth on Schedule 2.21(e), during the period of (i) the Seller's or any of the Subsidiaries' ownership or operation of any of their respective current properties, (ii) the Seller's or any of the Subsidiaries' participation in the management of any Participation Facility, or (iii) the Seller's or any of the Subsidiaries' holding of a security interest in a Loan Property, there has been no release or presence in the Environment of Hazardous Material in, on, from, under or affecting such property or, to the best knowledge of the Seller, such Participation Facility or Loan Property, except where such release or presence is not or is not reasonably likely to be, either individually or in the aggregate, material. Except as set forth in Schedule 2.21(e), to the best knowledge of the Seller or its Subsidiaries or if an environmental report was received in connection with the origination of a loan related to a Loan Property as may have been disclosed in such environmental report, prior to the period of (x) the Seller's or any of the Subsidiaries' ownership or operation of any of their respective current properties or any previously owned or operated properties, (y) the Seller's or any of the Subsidiaries' participation in the management of any Participation Facility, or
(z) the Seller's or any of the Subsidiaries' holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material in, on, from, under or affecting any such property, Participation Facility or Loan Property, except where such release or presence is not or is not reasonably likely to be, either individually or in the aggregate, material.

(f) There is no asbestos or asbestos-containing material, polychlorinated biphenyls (PCBs) or equipment containing PCBs, or urea formaldehyde foam insulation at any properties currently owned by the Seller or any of the Subsidiaries, or, to the best knowledge of Seller or its Subsidiaries, at any Participation Facility or any Loan Property.

(g) The following definitions apply for purposes of this Section 2.21: (i) "LOAN PROPERTY" means any property in which the Seller or any of the Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (ii) "PARTICIPATION FACILITY" means any facility in which the Seller or any of the Subsidiaries participates or has participated in the management and, where required by the context, said term means the owner or operator of such property; (iii) "HAZARDOUS MATERIAL" means any pollutant, contaminant, hazardous substance, hazardous material or hazardous waste, or any oil, petroleum, petroleum product, chemical, smoke, vapors or other irritants, including without limitation as any or the foregoing may be defined in or pursuant to any Environmental Law; (iv) "RELEASE" means any actual or threatened release, migration, seepage, discharge, or disposal into the Environment, including without limitation as any of the foregoing may be defined in or pursuant to any Environmental Laws; (v) "ENVIRONMENTAL LAW" means any law, statute, regulation, rule, ordinance, by-law, order or other binding decision of any Governmental Entity, whether existing on the date hereof, previously enforced, or subsequently enacted, regarding health, safety, or the Environment;

(vi) "ENVIRONMENT" means any soil, surface waters, groundwaters, sediments, surface or subsurface strata, flora, fauna, ambient air, and any other environmental medium; and (vii) "MATERIAL" means any change or effect that is or would be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Seller and its Subsidiaries taken as a whole.

SECTION 2.22. INTELLECTUAL PROPERTY. The Seller and each of the Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and neither the Seller nor any of the Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. The Seller and each of the Subsidiaries have performed in all material respects all the obligations required to be performed by them and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

SECTION 2.23. FIDUCIARY ACCOUNTS. Except as set forth in Schedule 2.23, neither the Seller nor any of the Subsidiaries serves as a fiduciary or maintains fiduciary accounts, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law.

SECTION 2.24. AGREEMENTS WITH BANK REGULATORS. Neither the Seller nor any of the Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its loan loss allowances or reserves, its credit policies or its management, nor has the Seller or any Subsidiary been informed by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither the Seller nor any of the Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Seller or any of the Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

SECTION 2.25. MATERIAL INTERESTS OF CERTAIN PERSONS. No officer or director of the Seller or any of the Subsidiaries, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Seller or any of the Subsidiaries that would be required to be disclosed in a proxy statement to stockholders under Regulation 14A of the Exchange Act.

SECTION 2.26. BROKERS' FEES; OPINIONS. No broker, finder or investment banker, other than Ryan, Beck & Co., LLC. (the "INVESTMENT BANKER"), is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller. The fee payable to the Investment Banker in connection with the transactions contemplated by this Agreement is as described in an engagement letter between the Seller and the Investment Banker, a true and complete copy of which has heretofore been furnished to the Buyer. The Seller has previously received the opinion of the Investment Banker to the effect that, as of the date of such opinion, the cash consideration to be received by the stockholders of the Company pursuant to the Reverse Stock Split is fair, from a financial point of view, to such stockholders, and such opinion has not been amended or rescinded as of the date of this Agreement.

SECTION 2.27. PROXY STATEMENT. The information contained in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders' Meeting (the "PROXY STATEMENT") will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information to be supplied by the Buyer which is contained in any of the foregoing documents. To the extent reasonably practicable, the Proxy Statement will comply in all material respects as to form and content with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 2.28. DISSENTERS' RIGHTS. No dissenters' or appraisal rights shall be available with respect to the Company and its subsidiaries except as may be required by the OTS.

SECTION 2.29. TAKEOVER LAWS. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to the Seller, the Company, the Seller Bank or any of their subsidiaries is applicable to the execution, delivery or performance of this Agreement or the consummation of the Proposed Transaction.

SECTION 2.30. DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to the Buyer pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. No information believed by the Seller or any of the Subsidiaries to be material to the Proposed Transaction and which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, to the best knowledge of the Seller or any of the Subsidiaries, has been withheld from, or has not been delivered in writing to, the Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE BUYER BANK

The Buyer and the Buyer Bank, jointly and severally, hereby represent and warrant to the Seller, the Company and the Seller Bank that, except as specifically set forth in the corresponding section of the Disclosure Schedule previously delivered by the Buyer to the Seller as follows:

SECTION 3.01.  CORPORATE ORGANIZATION.

(a) The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Buyer Bank is a savings bank and a wholly-owned (except for directors' qualifying shares) subsidiary of the Buyer, duly organized and validly existing under the laws of the Commonwealth of Massachusetts. The deposit accounts of the Buyer Bank are insured by the FDIC to the fullest extent permitted by law and all premiums and assessments required in connection therewith have been paid by the Buyer Bank. The Buyer and the Buyer Bank each has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect.

(b) When used in connection with the Buyer or the Buyer Bank, the term "MATERIAL ADVERSE EFFECT" means any change or effect that is or would be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Buyer and the Buyer Bank taken as a whole, other than any such effect attributable to or resulting from (x) changes in interest rates or general economic conditions affecting banks generally, (y) changes in federal or state banking or tax laws or regulations affecting banks generally or (z) changes in generally accepted or regulatory accounting principles applicable to banks or their holding companies generally; or (ii) the ability of the Buyer or the Buyer Bank to consummate the transactions contemplated hereby.

SECTION 3.02. AUTHORITY. The Buyer and the Buyer Bank each have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer and the Buyer Bank. This Agreement has been duly and validly executed and delivered by the Buyer and the Buyer Bank and constitutes a valid and binding obligation of the Buyer and the Buyer Bank, enforceable against the Buyer and the Buyer Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to the Buyer Bank the conservatorship or receivership provisions of the Federal Deposit Insurance Act, and subject, as to enforceability, to general principles of equity.

SECTION 3.03. NO CONFLICT. Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, nor compliance by the Buyer with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Articles of Organization or By-Laws of the Buyer or the articles of organization or by-laws of the Buyer Bank, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Buyer or the Buyer Bank, or by which any property or asset of the Buyer or the Buyer Bank is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien, pledge, security interest, charge or other encumbrance on any property or asset of the Buyer or the Buyer Bank pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Buyer or the Buyer Bank is a party, or by which the Buyer or the Buyer Bank is bound or affected, except, in the case of clause (ii) or (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, either individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.04. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Buyer and the Buyer Bank does not require any consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity or with any third party, except (i) for applicable requirements, if any, of the Exchange Act, state takeover laws, and filing and recordation of appropriate merger documents as required by the laws of the Commonwealth of Massachusetts, (ii) for consents and approvals of or filings, registrations or negotiations with the OTS, the FRB, the FDIC, the BBI, and the Massachusetts Housing Partnership Fund, (iii) for approval of this Agreement, the Merger and the Bank Merger by the Corporators, trustees and officers of the Buyer and the Buyer Bank (iv) the filings required by this Agreement and (v) where failure to obtain any such consent, approval, authorization or permit, or to make any such filing or notification, would not prevent or significantly delay consummation of the Merger or otherwise prevent the Buyer from performing its obligations under this Agreement, or would not, either individually or in the aggregate, have a Material Adverse Effect. The Buyer is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 6.01(a) should not be obtained.

SECTION 3.05. COMPLIANCE. The Buyer and the Buyer Bank hold, and have at all times within the last six years, held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in conflict with, or in default or violation, of any (a) statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies and guidelines of any Governmental Entity applicable to the Buyer or the Buyer Bank or by which any property or asset of the Buyer or the Buyer Bank is bound or affected or any (b) note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Buyer or the Buyer Bank is a party or by which the Buyer or the Buyer Bank or any property or asset of the Buyer or the Buyer Bank is bound or affected, except for any such non-compliance, conflicts, defaults or violations that would not, either individually or in the aggregate, have a Material Adverse Effect; and neither the Buyer nor the Buyer Bank knows of, or has received notice of, any violation of any of the above. Without limiting the generality of the foregoing, neither the Buyer nor the Buyer Bank has been advised of the existence of any facts or circumstances which would cause the Buyer Bank to be deemed not to be in satisfactory compliance with the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder.

SECTION 3.06. FINANCIAL STATEMENTS. The Buyer has previously made available to the Seller copies of (i) the audited and unaudited financial statements of the Buyer and its subsidiaries as of December 31 for the fiscal years 1998, 1999, and 2000, (ii) the most recent consolidated internal financial statements, I.E. for the year to date, and the most recent fiscal quarter and the month(s) thereafter. The December 31, 2000 consolidated balance sheet of the Buyer (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of the Buyer and its subsidiaries as of the date thereof, and the other financial statements referred to in this
Section 3.06 (including the related notes where applicable) fairly present in all material respects, (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes) the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Buyer for the respective fiscal periods or as of the respective dates therein set forth and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto.

SECTION 3.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2000:

(i) there has not been any Material Adverse Effect;

(ii) there has not been any incurrence by the Buyer of any liability that has had, or to the best knowledge of the Buyer could reasonably be expected to have, a Material Adverse Effect with respect to the Buyer or the Buyer Bank;

(iii) there has not been any agreement, contract or commitment entered into, or agreed to be entered into, except for those in the ordinary course of business none of which has had a Material Adverse Effect with respect to the Buyer or the Buyer Bank;

(iv) there has not been any change in any of the accounting methods or practices of the Buyer or any of its subsidiaries other than changes required by applicable law or generally accepted accounting principles.

SECTION 3.08. ABSENCE OF LITIGATION. Neither the Buyer nor any of its subsidiaries is a party to any, and there are no pending, or to the best knowledge of the Buyer, threatened legal, administrative, arbitral or other claims, actions, proceedings or investigations of any nature, against the Buyer or any of its subsidiaries or any property or asset of the Buyer or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, either individually or in the aggregate, would have a Material Adverse Effect with respect to the Buyer or the Buyer Bank and no facts or circumstances have come to the Buyer's attention which have caused it to believe that a material claim, action, proceeding or investigation against or affecting the Buyer or any of its subsidiaries could reasonably be expected to occur. Neither the Buyer nor its subsidiaries, or any property or asset of the Buyer or any of its subsidiaries, is subject to any order, writ, judgment, injunction, decree, determination or award which restricts its ability to conduct business in any area in which it presently does business or has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to the Buyer or the Buyer Bank.

SECTION 3.09. AGREEMENTS WITH BANK REGULATORS. Neither the Buyer nor the Buyer Bank is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its loan loss allowances or reserves, its credit policies or its management, nor has the Buyer or the Buyer Bank been informed by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither the Buyer nor the Buyer Bank is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Buyer or the Buyer Bank is entitled to receive financial assistance or indemnification from any governmental agency.

SECTION 3.10. CAPITAL; FINANCING. On the date hereof, the Buyer is, at a minimum, "adequately capitalized," as such term is defined in the rules and regulations promulgated by the FRB and the FDIC, as the case may be. The Buyer shall not require any financing from any third-party source as a condition or contingency to the payment in full of the Cash Consideration as contemplated under this Agreement. The Cash Consideration shall be available from the Buyer's working capital and cash flow.

SECTION 3.11. PURCHASER INVESTIGATION. The Buyer acknowledges that: (i) it has had the opportunity to visit with the Seller and its Subsidiaries and meet with their representative officers and other representatives to discuss the business, assets, liabilities, reserves, financial condition, cash flow and operations of Seller and its Subsidiaries, as applicable and (ii) to Buyer's knowledge or except as disclosed in Schedule 3.11, all materials and information requested by Buyer has been provided to Buyer to the reasonable satisfaction of such party. The Buyer acknowledges that it has made its own independent examination, investigation, analysis and evaluation of the Seller and its Subsidiaries, including the Buyer's own estimate of the value of the Seller and its Subsidiaries' businesses. The Buyer acknowledges that it has undertaken such investigation (including a review of the assets, liabilities, books, records and contracts of Seller and its Subsidiaries) as the Buyer deems adequate, including that described above.

SECTION 3.12. DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any schedule, certificate, list or other writing furnished to the Seller pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. No information believed by the Buyer or the Buyer Bank to be material to the Merger or the Bank Merger and which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, to the best knowledge of the Buyer and the Buyer Bank, has been withheld from, or has not been delivered in writing to, the Seller.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 4.01.  COVENANTS OF THE SELLER.

(a) The Seller covenants and agrees that, between the date of this Agreement and the Effective Time, unless the Buyer shall otherwise agree in writing, the business of the Seller and its Subsidiaries shall be conducted only in, and the Seller and its Subsidiaries shall not take any action except in, the usual, regular and ordinary course of business and in a manner consistent with past banking practice and generally to conduct their business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and without a material increase in the rate of growth of the Seller Bank's loan portfolio relative to such rate over the 12 month period prior to the date hereof. The Seller shall use its reasonable best efforts to preserve substantially intact the business organization of the Seller and its Subsidiaries, to keep available the present services of the officers, employees and consultants of the Seller and its Subsidiaries and to preserve the current relationships and goodwill of the Seller and its Subsidiaries with customers, suppliers and other persons with which the Seller or any of the Subsidiaries have business relationships, including without limitation, implementing a deposit retention program in furtherance thereof.

(b) By way of amplification and not limitation of clause (a) above, except as contemplated by this Agreement, the Seller shall not, nor shall the Seller permit any of the Subsidiaries, between the date of this Agreement and the Effective Time, directly or indirectly to do, or publicly announce an intention to do, any of the following without the prior written consent of the Buyer through its representative, Kevin T. Bottomley (which consent shall not be unreasonably withheld):

     (i) amend or otherwise change its Charter or By-laws or equivalent organizational documents;

     (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of, any shares of capital stock of any class of the Seller or any of the Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, other than restricted stock awards under the RRP from the pool of shares currently reserved for grant under the RRP or any other ownership interest, of the Seller or any of the Subsidiaries, or enter into any agreement with respect to any of the foregoing other than as contemplated herein;

     (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

     (iv) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except upon the exercise or fulfillment of rights or options issued and vested or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding vested and in existence on the date of this Agreement;

     (v) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company, or any other Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of the Company, or any other Subsidiary;

     (vi) enter into any new line of business or materially expand the business currently conducted by the Seller and its Subsidiaries or file any application to relocate or terminate the operations of any banking office of the Seller Bank;

     (vii) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, other business organization or any division thereof or any material amount of assets;

     (viii) except for advances from the Federal Home Loan Bank in an amount not to exceed $20 million outstanding at any one time, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any individual, corporation or other entity, or make any Loan or advance, other than in the ordinary course of business consistent with past practice;

     (ix) enter into any contract or agreement other than in the ordinary course of business consistent with past practice and, in any event, regardless of whether consistent with past practice, undertake or enter into any contract or other commitment (other than contracts or commitments relating to Loans) involving an aggregate payment by or to the Seller or any of the Subsidiaries under any such contract or commitment of more than $25,000 or having a term of one year or more from the time of execution;

     (x) authorize any single capital expenditure which is in excess of $5,000 or capital expenditures which are, in the aggregate, in excess of $10,000 for the Seller and its Subsidiaries taken as a whole, except for written contractual commitments entered into prior to the date of this Agreement as disclosed in the Seller Disclosure Schedule;

     (xi) (A) except as required by applicable law and except as set forth in
     Schedule 4.01(b)(xi), (x) adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between the Seller or any of the Subsidiaries and one or more of its current or former directors, officers or employees, except to the extent necessary to comply with applicable law, or

     (y) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), PROVIDED, HOWEVER, that the Seller or Seller Bank may grant salary increases to its officers and employees at the regular review date of such officers and employees in an aggregate amount for all officers and employees not to exceed 4% of the aggregate current annualized base salaries of such officers and employees or constitute more than a 10% increase with respect to any one officer or employee; or (B) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Seller or any of the Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

     (xii) take any action with respect to accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller's independent accountants;

     (xiii) make any tax election or settle or compromise any federal, state, local or foreign tax liability;

     (xiv) pay, discharge or satisfy any claim, liability or obligation, other than payment, discharge or satisfaction in the ordinary course of business and consistent with past practice;

     (xv) make any new or additional equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

     (xvi) sell any securities in its investment portfolio, except in the ordinary course of business, or engage in transactions in or involving forwards, futures, options on futures, swaps or similar derivative instruments;

     (xvii) sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements or purchase or sell any Loans in bulk;

     (xviii) take any action that is intended or reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or any of the conditions to the consummation of the merger and the other transactions contemplated by this Agreement set forth in Article VII not being satisfied in any material respect, or in any material violation of any provision of this Agreement except, in every case, as may be required by applicable law;

     (xix) commit any act or omission which constitutes a material breach or default by the Seller or any of the Subsidiaries under any regulatory agreement or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound;

     (xx) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Material in amounts which, if such foreclosure were to occur, would be material;

     (xxi) enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to, (A) any contract, agreement or lease for office space, operations space or branch space to which the Seller or any of the Subsidiaries is a party or by which the Seller or any of the Subsidiaries or its respective properties is bound; (B) any lease, contract or agreement other than in the ordinary course of business consistent with past practice including renewals of leases to existing tenants of the Seller or any Subsidiary; (C) regardless of whether consistent with past practices, any lease, contract, agreement or commitment, other than Loans, involving an aggregate payment by or to the Seller or any of the Subsidiaries of more than $25,000 or requiring performance by the Seller or any of the Subsidiaries of any obligations at any time more than one year after the time of execution;

     (xxii) change in any material respect its loan policies or procedures, except as required by regulatory authorities;

     (xxiii) engage in any action that could reasonably be expected to cause the Proposed Transaction to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this Article IV; or

     (xxiv) agree to do any of the foregoing.

(c) Subject to Section 5.06(b), Seller shall vote its shares of Company Stock in favor of the Proposed Transaction and the Amendment at the Company's Stockholders' Meeting (defined herein).

SECTION 4.02. SYSTEM CONVERSIONS. From and after the date hereof, the Buyer and the Seller shall meet on a regular basis to discuss and plan for the conversion of the Seller's and the Seller Bank's data processing and related electronic informational systems to those used by the Buyer and its affiliates, which planning shall include, but not be limited to, discussion of the possible termination by the Seller and Seller Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Seller or Seller Bank in connection with its systems operations and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Seller and Seller Bank shall not be obligated to take any such action prior to the Effective Time and, unless the Seller and Seller Bank otherwise agree, no conversion shall take place prior to the Effective Time. In the event that the Seller or Seller Bank takes, at the request of the Buyer, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, the Buyer shall indemnify the Seller or Seller Bank, as applicable on terms reasonably satisfactory to such party for any such fees and expenses, provided that the indemnification shall not apply to the termination of the agreement between Connecticut On-Line Computer Center Trust and the Seller Bank.

SECTION 4.03. CERTAIN CHANGES AND ADJUSTMENTS. Prior to the Closing (as defined in Section 8.01 hereof), the Buyer and the Seller shall consult and cooperate with each other concerning Seller Bank's loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) to reflect Buyer's plans with respect to the conduct of Seller Bank's business following the Merger; PROVIDED, HOWEVER, that the Seller and Seller Bank shall not be obligated to take any action pursuant to this Section which is inconsistent with GAAP and unless and until the Buyer acknowledges, and the Seller and Seller Bank are satisfied, that all conditions to Seller's obligation to consummate the Merger have been satisfied. No action taken by the Seller or Seller Bank pursuant to this Section or the consequences resulting therefrom shall be deemed to be a breach of any representation, warranty, agreement or covenant herein or constitute a Material Adverse Effect.

SECTION 4.04. ALCO MANAGEMENT. The Seller agrees that during the period from the date of this Agreement through the Effective Time, the Seller will consult with the Buyer in the development of a reasonable program to manage the Seller's and any of the Subsidiary's interest sensitive assets and liabilities (including its fixed-rate mortgage portfolio and its investment portfolio), which program will include a policy not to acquire securities for the investment portfolio of the Seller or any Subsidiary if such securities have a maturity date that is more than five years after the date of acquisition thereof, unless otherwise agreed by the parties. The Buyer and Seller agree to consult on investment programs to be administered by the Seller and the Seller Bank.

SECTION 4.05. COVENANT OF THE BUYER. During the period from the date of this Agreement and continuing until the Effective Time, the Buyer shall not, and shall not permit any of its subsidiaries to, take any action that is intended or which reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being untrue in any material respect, or in any of the conditions to the Merger or other transactions contemplated in this Agreement as set forth in Article I not being satisfied in any material respect, or in a material violation of any provision of this Agreement except, in every case, as may be required by applicable law.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01.  REGULATORY MATTERS.

(a) The parties hereto shall cooperate with each other and use their reasonable best efforts to prepare and file no more than 45 days after the execution of the Agreement all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). The Seller and the Buyer shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Seller or the Buyer, as the case may be, and any of their respective subsidiaries, which appear in any filing made with or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(b) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Buyer, the Seller or any of their respective subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated hereby.

(c) The Buyer and the Seller shall promptly furnish each other with copies of written communications received by the Buyer or the Seller, as the case may be, or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

SECTION 5.02.  ACCESS TO INFORMATION.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Seller shall, and shall cause each of the Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Seller shall, and shall cause the Subsidiaries to, make available to the Buyer (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which the Seller is not permitted to disclose under applicable law), (ii) copies of all periodic reports to senior management, including, without limitation, reports on non-performing loans and other asset quality matters and all materials furnished to the board of directors of the Seller or the Subsidiaries relating to asset quality generally, and (iii) all other information concerning its business, properties and personnel as the Buyer may reasonably request (other than information which the Seller is not permitted to disclose under applicable law). Neither the Seller nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Seller's or the Subsidiaries' customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Buyer shall, and shall cause the Buyer Bank to, afford to the officers, employees, accountants, counsel and other representatives of the Seller, access, during normal business hours during the period prior to the Effective Time, to information concerning its business, properties and personnel as the Seller may reasonably request (other than information which the Buyer is not permitted to disclose under applicable law). Neither the Buyer nor the Buyer Bank shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Buyer's or the Buyer Bank's customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply

(c) Without limiting the generality of the foregoing, the Seller shall cooperate with the Buyer in compiling the following with respect to each of the Seller and each Subsidiary as of the most recent practicable date (as well as on an estimated pro forma basis as of the Effective Date giving effect to the consummation of the transactions contemplated hereby): (A) the basis of the Seller and each Subsidiary in its assets; (B) the basis of the stockholder(s) of each Subsidiary in its stock, or the amount of any excess loss account (as defined in Treasury Regulations Section 1.1502-19); (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Seller and any Subsidiary; and (D) the amount of any deferred gain or loss allocable to the Seller or any Subsidiary arising out of any deferred intercompany transaction (as defined in Treasury Regulations Section 1.1502-13).

(d) All information furnished by the Seller to the Buyer or its representatives pursuant hereto shall be treated as the sole property of the Seller and, if the Proposed Transaction shall not occur, the Buyer and its representatives shall return to the Seller or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Buyer shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the Proposed Transaction is abandoned and shall not apply to (i) any information which (x) was already in the Buyer's possession prior to the disclosure thereof by the Seller; (y) was then generally known to the public; or (z) was disclosed to the Buyer by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Buyer is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Seller to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Buyer may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(e) All information furnished by the Buyer to the Seller or its representatives pursuant hereto shall be treated as the sole property of the Buyer and, if the Proposed Transaction shall not occur, the Seller and its representatives shall return to the Buyer or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Seller shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the Proposed Transaction is abandoned and shall not apply to (i) any information which (x) was already in the Seller's possession prior to the disclosure thereof by the Buyer; (y) was then generally known to the public; or (z) was disclosed to the Seller by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Seller is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Buyer to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Seller may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(f) No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein or any condition to the obligations of the parties hereto.

SECTION 5.03. Proxy Statement; Other Filings; Board Recommendations. The parties hereto shall cooperate with each other and use their reasonable best efforts to as promptly as practicable (but in any event within 45 days) after the execution of this Agreement, prepare, and the Company will file with the SEC, a proxy statement (the "PROXY STATEMENT") relating to a special meeting of the stockholders of the Company (the "COMPANY STOCKHOLDERS' MEETING") to consider, among other things, (i) the approval of this Agreement and the Proposed Transaction and (ii) an amendment to the Company's Charter effecting the Reverse Stock Split (collectively, the "COMPANY STOCKHOLDER PROPOSALS"). Each of the Buyer and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement. The Company will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time after it has been cleared by the SEC. As promptly as practicable after the date of this Agreement, each of the Company and the Buyer will prepare and file any other filings required to be filed by it under the Exchange Act, or any other Federal, foreign or Blue Sky or related laws relating to the Proposed Transaction and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of the Company and the Buyer will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, the Proposed Transaction or any Other Filing. Each of the Company and the Buyer will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.03(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any Other Filing, the Company or the Buyer, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.


SECTION 5.04.  MEETINGS OF MEMBERS AND STOCKHOLDERS.

(a) Promptly after the date hereof, the Company will take all action necessary in accordance with applicable law and the Company's Charter and By-Laws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the clearance of the Proxy Statement by the SEC, for the purpose of voting upon the Company Stockholder Proposals. The Company will use its best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Company Stockholder Proposals and will take all other action necessary or advisable to secure the vote or consent of its stockholders as required by applicable law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company's stockholders in advance of a vote on the Company Stockholder Proposals or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with applicable law, the Company's Charter and By-Laws, and all other applicable legal requirements.

(b) Subject to Section 5.06(b): (i) the Company Board shall recommend that the stockholders vote in favor of and adopt the Company Stockholder Proposals at the Company Stockholders' Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company's stockholders vote in favor of and adopt the Company Stockholder Proposals at the Company Stockholders' Meeting; and (iii) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Buyer, the recommendation of the Company Board that the Company's stockholders vote in favor of and adopt the Company Stockholder Proposals.

(c) Promptly after the date hereof, the Seller will take all action necessary in accordance with applicable law, OTS regulations, the Charter and By-Laws of the Seller to convene a meeting of its members to be held as promptly as practicable after the clearance of the notice of meeting (the "NOTICE") by the OTS, for the purpose of voting upon this Agreement, the Proposed Transaction and any other related matters. The Seller will use its best efforts to solicit from its members proxies in favor of the adoption and approval of this Agreement and the approval of the Proposed Transaction (and any other related matters) and will take all other action necessary or advisable to secure the vote or consent of its members as required by applicable law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Seller may adjourn or postpone the meeting to the extent necessary to ensure that any necessary supplement or amendment to the Notice is provided to its members in advance of such vote or, if as of the time for which the meeting is originally scheduled (as set forth in the Notice) there are insufficient members represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the meeting. The Seller shall ensure that the meeting is called, convened, held and conducted, and that all proxies solicited by the Seller in connection with the meeting are solicited, in compliance with applicable law, the Charter and By-Laws of the Seller and all other applicable legal requirements.

(d) Subject to Section 5.06(b): (i) the Seller Board shall recommend that its members vote in favor of and approve this Agreement, the Proposed Transaction and any other related matters at the meeting; (ii) the Notice shall include a statement to the effect that the Seller Board has recommended that the members vote in favor of and approve this Agreement, the Proposed Transaction and any other related matters at the meeting; and (iii) neither the Seller Board, nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Buyer, the recommendation of the Seller Board that the members vote in favor of and adopt this Agreement, the Proposed Transaction and any other related matters.

SECTION 5.05. LEGAL CONDITIONS TO PROPOSED TRANSACTION. Each of the Buyer and the Seller shall, and shall cause each of its subsidiaries to, use its reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Proposed Transaction and, subject to the conditions set forth in Article IV hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Seller or the Buyer or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and (c) to obtain the authorization of each party's directors, officers, corporators, trustees, stockholders, members and depositors, as applicable.

SECTION 5.06.  NO SOLICITATION.

(a) NO SHOPPING. Each of the Seller, the Company and the Seller Bank represents and warrants that it has terminated any discussions or negotiations relating to, or that could reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined). Except as permitted by this Agreement, each of the Seller, the Company and the Seller Bank shall not, and shall not authorize or permit any Subsidiary or any of their respective officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Seller or any Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than the Buyer), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Seller or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Seller or any Subsidiary shall be deemed to be a breach of this Section 5.06 by the Seller, the Company and the Seller Bank. Notwithstanding the foregoing, the Company may, in response to a Superior Proposal (as hereinafter defined) that has not been withdrawn and that did not otherwise result from a breach of this Section 5.06,
(x) furnish non-public information with respect to the Company Subsidiaries to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Buyer and Seller dated March 30, 2001 (the "Confidentiality Agreement") and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as the Company Board determines in good faith (based on advice of its outside legal counsel) that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) WITHDRAWAL OF RECOMMENDATION.

     (i) The Company Board shall not (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Buyer, its approval or recommendation of this Agreement or the Proposed Transaction, (B) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (C) approve or recommend, or propose to approve or recommend, or execute or enter into an agreement in principle or definitive agreement relating to an Acquisition Proposal (other than a confidentiality agreement referred to in

     Section 5.06(a)), or resolve to do any of the foregoing. Notwithstanding the foregoing, the Company Board may take any of the actions described in the preceding clauses (A) through (C) in connection with the termination of this Agreement by the Seller pursuant to Section 7.01(g).

     (ii) To the extent the Seller Board shall be required under applicable law to recommend that the members of the Seller approve or adopt, consent or otherwise agree to, this Agreement or the Proposed Transaction or any matters related thereto (a "SELLER MEMBER APPROVAL"), then the Seller Board shall not (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Buyer, its approval or recommendation of this Agreement, the Proposed Transaction or any such related matter, (B) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (C) approve or recommend, or propose to approve or recommend, or execute or enter into an agreement in principle or definitive agreement relating to an Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(a)), or resolve to do any of the foregoing.

(c) NOTICE OF INQUIRIES. Each of the Seller, the Company and the Seller Bank promptly (and in any event within 48 hours of the relevant event) shall advise the Buyer orally and in writing of any Acquisition Proposal, any request received by the Seller or any Subsidiary for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making any such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to the Buyer any written materials received by the Seller or any Subsidiary in connection therewith. The Seller, the Company and the Seller Bank shall keep the Buyer informed in all material respects of the status of any such Acquisition Proposal, request or inquiry on a current basis. Each of the Seller, the Company and the Seller Bank agrees not to release any person from, or waive any provisions of, any confidentiality or standstill agreement to which any of them is a party (other than the Confidentiality Agreement).

(d) EXCHANGE ACT COMPLIANCE. Nothing contained in this Section 5.06 shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act.

(e) DEFINITION OF "ACQUISITION PROPOSAL." As used in this Agreement, the term "ACQUISITION PROPOSAL" shall mean any proposed or actual tender offer, merger, consolidation or other business combination involving the Seller or any Subsidiary or sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any material assets or securities of the Seller or any of the Subsidiaries, or any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Proposed Transaction.

(f) DEFINITION OF "SUPERIOR PROPOSAL." As used in this Agreement, the term "SUPERIOR PROPOSAL" shall mean an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) the Company Board determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) the Seller Board determines in good faith, after consulting with its financial advisors would, if consummated, result in a transaction that it is more favorable to the members of the Seller than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (iii) is not conditioned on obtaining financing (and with respect to which the Buyer has received written evidence of such person's ability to fully finance its Acquisition Proposal),
(iv) is for 100% of the Company Stock, (v) is, in the written opinion of the Company's financial advisor, more favorable to the minority stockholders of the Company from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by the Buyer in response to such Acquisition Proposal) and (vi) is, in the written opinion of Seller's financial advisors, fair to the members of the Seller.

SECTION 5.07.  EMPLOYEE BENEFIT MATTERS.

(a) PROVISION OF BENEFITS. As soon as practicable after the Effective Time, the Buyer agrees to provide the employees of Seller Bank (the "SELLER EMPLOYEES") who remain employed after the Effective Time (collectively, the "TRANSFERRED SELLER EMPLOYEES") with the same types and levels of employee benefits maintained by the Buyer for similarly situated employees of the Buyer Bank.

Transferred Seller Employees will be granted credit for years of service for eligibility and vesting purposes in connection with Buyer's benefit plans, including vacation policy. The Buyer will treat, and cause all of its benefit plans to treat, the service of Transferred Seller Employees with Seller or any Subsidiary as service rendered to the Buyer or any Affiliate of Buyer for purposes of eligibility to participate, vesting and for all other benefits, including applicability of minimum waiting periods for participation, but in no event for purposes of benefit accrual (including minimum pension amount) attributable to any period before the Effective Time. Without limiting the foregoing, the Buyer shall make reasonable efforts within the parameters of its existing plans not to treat any employee of the Seller or any of its Subsidiaries as a "new" employee for purposes of any exclusions under any health or similar plan of the Buyer or an Affiliate for a pre-existing medical condition, and will make appropriate arrangements with its insurance carrier(s) to ensure such result. The Buyer shall make reasonable efforts within the parameters of its health insurance plans to honor any deductible or out-of-pocket expenses incurred under the applicable health insurance plans maintained by Seller, the Company and the Seller Bank as of the Effective Time.

(b) ESOP. In connection with the Reverse Stock Split, a cash payment shall be made to the ESOP Trust for the fractional share to be held in the ESOP Trust following the Reverse Stock Split. The cash consideration received by the ESOP with respect to unallocated shares held in the ESOP Trust will first be used to repay the Seller Bank for the Loan made to the ESOP upon the establishment of the ESOP (the "ESOP LOAN"). The cash consideration received by the ESOP with respect to allocated shares held in the ESOP Trust will be paid as required to participants. Any cash remaining thereafter shall be fully allocated to the ESOP participants in proportion to their account balances. The participants in the ESOP will become fully vested and the ESOP shall be terminated immediately thereafter.

(c) RRP. In connection with the Reverse Stock Split, a cash payment of $22.75 per share (pre-split) will be made for unvested shares held in the Trust. The cash consideration will thereafter be distributed among RRP participants in accordance with their participation interests.

(d) STOCK OPTION PLAN. In connection with the Reverse Stock Split, holders of all unexercised vested or unvested stock options to acquire Company Stock will receive payment per share (pre-split) equal to the excess (if any) of $22.75 over the option exercise price per share (pre-split).

(e) CONTINUATION OF PLANS. Notwithstanding anything to the contrary contained herein, the Buyer shall have sole discretion with respect to determining whether or when to terminate, merge or continue any employee benefit plans and programs of the Seller or any of the Subsidiaries; PROVIDED, HOWEVER, that the Buyer shall continue to maintain such plans (other than stock based or incentive plans or the Seller's ESOP) until the Seller Employees are permitted to participate in the Buyer's or its Affiliates' plans.

(f) SEVERANCE OBLIGATIONS. Seller Bank Employees whose employment is terminated involuntarily other than for cause (which shall mean gross negligence or dereliction in the performance of such employee's duties, dishonesty or commission of a crime) within one year of the Effective Date shall receive a lump sum severance payment equal to the greater of (i) the remainder of their pay for the 52 week period following the Effective Date or (ii) two weeks pay for each year of employment with Seller Bank (not to exceed 36 weeks) unless such employee has a severance arrangement listed in Schedule 5.07(f).

(g) SETTLEMENT OF EMPLOYMENT AGREEMENTS. Seller shall pay the amounts described in Schedule 5.07(g) in settlement of the current employment agreements of James
J. McCarthy, Anthony J. Patti and Judith E. Tenaglia immediately prior to the Effective Time, subject to adjustments, if necessary, to reflect changes in interest rates, the timing of the Closing Date and confirmation of taxable compensation reported on Box 1 of Forms W-2 for the individuals involved.

(h) SECTION 401(K) PLAN. Upon the request of Buyer, Seller shall take all such action as is necessary to terminate the Seller's Section 401(k) Plan on a date prior to the Closing Date.

(i) EMPLOYMENT AGREEMENT; NON-COMPETITION AGREEMENT. Concurrently with the execution of this Agreement, Mr. McCarthy will enter into an employment agreement and non-competition agreement with the Buyer substantially in the form attached hereto as EXHIBIT F.

(j) SALARY TO CONTINUING EMPLOYEES. Employees of Seller or Seller Bank who continue in the employ of Buyer or Buyer Bank will continue their employment with Buyer or Buyer Bank in comparable positions to those previously held while employed by Seller or Seller Bank and for a period of at least one year such employees shall be paid at a rate of salary by Buyer or Buyer Bank that is no less than the rate of salary that was paid to such employees immediately prior to the Effective Time except for those employees listed on Schedule 5.07(j) who shall be paid at a rate no less than that specified in such Schedule 5.07(j).

SECTION 5.08.  DIRECTORS' AND OFFICERS' INSURANCE.

(a) The Buyer shall use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policy maintained by the Seller (PROVIDED that the Buyer may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall the Buyer be required to expend pursuant to this Section 5.08(a) more than 150% of the current cost. In connection with the foregoing, the Seller agrees to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

(b) The Buyer agrees to indemnify current and former directors or officers of the Seller to the same extent that such directors or officers are entitled to indemnification as of the date of this Agreement under the Seller's Charter and/or By-Laws to the full extent permitted under applicable law for a period of six years from the Effective Time, provided that in the event that any claim is asserted or made by such current or former director or officer within such three year period, the right to indemnification in respect of such claim shall continue until the disposition of such claim. The provisions of this Section
5.08 are specifically for the benefit of those present and former directors and officers entitled to indemnification as of the date of this Agreement under the Seller's By-Laws.

(c) In the event that the Buyer or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Buyer shall assume the obligations set forth in this Section 5.08.

SECTION 5.09. FINANCIAL AND OTHER STATEMENTS. Notwithstanding anything to the contrary in Section 5.02, during the term of this Agreement, the Company shall provide to the Buyer the following documents and information:

(a) As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, the Seller will deliver to the Buyer, Seller Bank's quarterly Thrift Financial Report as filed with the appropriate Bank Regulator. As soon as reasonably available, but in no event more than 90 days after the end of each fiscal year ending after the date of this Agreement, the Seller will deliver to the Buyer the Company's consolidated and audited financial statements for the fiscal year then ended.

(b) Promptly upon receipt thereof, the Company will furnish to the Buyer copies of all internal control reports submitted to the Company or the Seller Bank by independent auditors in connection with each annual, interim or special audit of the books of the Company or Seller Bank made by such auditors.

(c) As soon as practicable, the Company and Seller Bank will furnish to the Buyer copies of all such financial statements and reports as they shall send to their stockholder(s), the OTS, the FDIC, or any other regulatory authority, to the extent any such reports furnished to any such regulatory authority are not confidential and except as legally prohibited under applicable laws and regulations.

(d) With reasonable promptness, the Company and Seller Bank will furnish to the Buyer such additional financial data as the Buyer may reasonably request.

SECTION 5.10. FURTHER ACTION. The Buyer and the Seller each shall, and shall cause their subsidiaries to, use reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Proposed Transaction and, subject to the conditions set forth in Article IV hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Seller or the Buyer or any of their respective subsidiaries in connection with the Proposed Transaction and any of the other transactions contemplated by this Agreement.

SECTION 5.11. ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Proposed Transaction, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be reasonably requested by the Buyer.

SECTION 5.12. UPDATE OF DISCLOSURE SCHEDULES. From time to time prior to the Effective Time, the Seller will promptly supplement or amend the Seller Disclosure Schedule to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or which is necessary to correct any information in the Seller Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Seller Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(b) hereof, as the case may be, or the compliance by the Seller with the covenants set forth in Articles IV and V hereof.

SECTION 5.13.  CURRENT INFORMATION.

(a) During the period from the date of this Agreement to the Effective Time, the Seller will cause one or more of its designated representatives (i) to confer on a regular and frequent basis (at least monthly) with representatives of Buyer to report on (x) the general status of the ongoing operations of the Seller and the Subsidiaries, (y) the status of, and the action proposed to be taken with respect to, those Loans held by the Seller or the Subsidiaries which, either individually or in combination with one or more other Loans to the same borrower thereunder, have an aggregate original principal amount of $250,000 or more and are classified or non-performing assets, and (z) the status of, and the action proposed to be taken with respect to, foreclosed property and other real estate owned by the Seller or the Subsidiaries, and (ii) to cooperate and communicate with respect to the manner in which the business of the Seller and the Subsidiaries is conducted, including but not limited to, the disposition of certain assets after the Effective Time, the type and mix of products and services, personnel matters, branches, the granting of credit, and problem loan management, reserve adequacy, securities investments and accounting. During the period from the date of this Agreement to the Effective Time, the Seller and the Subsidiaries shall provide the Buyer with sufficient information to review new extensions of credit, renewals and restructurings having an original principal amount of $200,000 and information detailing overall asset quality.

(b) The Seller and the Subsidiaries will promptly notify the Buyer of any material change in the normal course of business or in the operation of the properties of the Seller or the Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving them and will keep the Buyer reasonably informed of such events.

(c) To the extent not covered by paragraphs (a) and (b) above, the Seller and the Subsidiaries shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Seller, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, and (ii) any failure of the Seller, the Subsidiaries or the Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this paragraph (c) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.14. VOTING AGREEMENTS. The Seller and the Company agree to cause each of its directors and officers to execute and deliver (individually, and to the extent applicable in their respective capacities as trustee) concurrently with the execution of this Agreement or within twenty-one (21) days thereafter, a voting agreement in the form of EXHIBIT A hereto.


ARTICLE VI

CONDITIONS TO THE MERGER

SECTION 6.01. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER AND THE BANK MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) REGULATORY APPROVALS. All necessary approvals, authorizations and consents of all Governmental Entities required to consummate the Proposed Transaction shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated (all such approvals and the expiration of all such waiting periods being referred to herein as the "REQUISITE REGULATORY APPROVALS").

(b) NO ORDERS, INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree (whether temporary, preliminary or permanent) issued by federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Proposed Transaction shall be in effect and no proceeding initiated by any Governmental Entity seeking an Injunction shall be pending. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction, which prohibits, restricts or makes illegal the consummation of the Proposed Transaction.

(c) TAX OPINIONS. The Buyer and the Seller shall each have received written opinions from their respective tax counsel (Goodwin Procter LLP and Thacher Proffitt & Wood, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger and the Bank Merger each will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn.

SECTION 6.02. CONDITIONS TO OBLIGATIONS OF THE BUYER. The obligation of the Buyer to effect the Proposed Transaction is also subject to the satisfaction or waiver by the Buyer at or prior to the Effective Time of the following conditions:

(a) STOCKHOLDER AND MEMBER APPROVALS. The Company Stockholder Approvals shall have been approved and adopted by the affirmative vote of the stockholders of the Company and the Proposed Transaction shall have been approved by the affirmative vote of the members of the Seller to the extent required by the OTS and the Charter of the Seller;

(b) REPRESENTATIONS AND WARRANTIES. Those representations and warranties of the Seller, the Company and the Seller Bank set forth in this Agreement which are qualified by materiality or a Material Adverse Effect or words of similar effect shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), and those representations and warranties of the Seller, the Company and the Seller Bank set forth in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date).

(c) AGREEMENTS AND COVENANTS. The Seller shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Seller to be performed or complied with by it at or prior to the Effective Date under this Agreement, and the Buyer shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Seller dated as of the Effective Date.

(d) MATERIAL ADVERSE EFFECT. There shall not have occurred, after the date of this Agreement, any change or event concerning the Seller or the Subsidiaries which has had or which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 6.03. CONDITIONS TO OBLIGATIONS OF THE SELLER. The obligations of the Seller to effect the Merger are also subject to the following conditions:

(a) REPRESENTATIONS AND WARRANTIES. Those representations and warranties of the Buyer and the Buyer Bank set forth in this Agreement which are qualified by materiality or a Material Adverse Effect or words of similar effect shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), and those representations and warranties of the Buyer and the Buyer Bank set forth in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date).

(b) CORPORATE APPROVALS. This Agreement and the Proposed Transaction shall have been approved and adopted by the affirmative vote of (i) the members of Seller to the extent required by OTS regulations, and (ii) the stockholders of the Company and the Seller Bank.

(c) AGREEMENTS AND COVENANTS. The Buyer shall have performed in all material respects all obligations and complied in all material respects with all of the respective agreements or covenants to be performed or complied with by such party under this Agreement and the Seller shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Buyer to such effect dated as of the Effective Date.




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



ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01. TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the Corporators of Buyer, the stockholders of the Company or the stockholders of Seller Bank:

(a) by mutual written consent duly authorized by the Boards of Directors of the Buyer and the Seller;

(b) by either the Buyer or the Seller if (i) the Effective Time shall not have occurred on or before June 30, 2002, or such later date as the parties may have agreed upon (the "EXPIRATION DATE"); PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either the Buyer or the Seller (i) ninety days after the date on which any request or application for a regulatory approval required to consummate the Merger shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the ninety day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with such Governmental Entity; PROVIDED, HOWEVER, that no party shall have the right to terminate this Agreement pursuant to this Section 7.01(c) (i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either the Buyer or the Seller (PROVIDED that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Effective Time or within thirty business days following receipt by the breaching party of written notice of such breach from the other party hereto;

(e) by either the Buyer or the Seller (PROVIDED that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty business days following receipt by the breaching party of written notice of such breach from the other party hereto;

(f) by the Buyer if either of the Company Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof or if such meeting of stockholders shall not have been held or shall have been canceled prior to the Expiration Date; by the Buyer, if, to the extent required by applicable law, the Seller Member Approval shall not have been obtained prior to the Expiration Date; by the Seller if the Merger shall not have been approved and adopted by the affirmative vote of the Corporators of the Buyer prior to the Expiration Date;

(g) by the Seller if, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of Section 5.06, each of the Company Board and the Seller Board shall have determined in good faith (based on advice of its outside legal counsel) that failing to terminate this Agreement would constitute a breach of its fiduciary duties under applicable law; provided that simultaneously with such termination of this Agreement, the Seller, the Company and the Seller Bank shall enter into a definitive agreement with respect to such Superior Proposal and pay to the Buyer the amount set forth in Section 7.02(b); provided further that (A) at least seven business days prior to such termination, each of the Company Board and the Seller Bank Board shall provide written notice to the Buyer advising it that the Seller Board, the Company Board and the Seller Bank Board are prepared, subject to any action taken by the Buyer pursuant to this sentence, to cause the Seller, the Company and the Seller Bank to accept a Superior Proposal, specifying the terms and conditions thereof and identifying the person making such proposal (it being understood and agreed that any amendment or modification of an Acquisition Proposal shall result in a new Acquisition Proposal for which a new seven business day period following a new notice referred to above shall be required) and (B) the Seller, the Company and the Seller Bank shall, and shall cause its outside legal counsel and financial advisor to, negotiate in good faith with the Buyer to make adjustments in the terms and conditions of this Agreement as would enable the Seller, the Company and the Seller Bank to proceed with the transactions contemplated hereby on such adjusted terms;

(h) by the Buyer if (A) the Company Board, or, if applicable, the Seller Board, shall have withdrawn or modified in a manner adverse to the Buyer its approval or recommendation of this Agreement or the Proposed Transaction, approved or recommended any Acquisition Proposal, or approved, recommended, executed or entered into an agreement in principle or definitive agreement relating to an Acquisition Proposal, or proposed or resolved to do any of the foregoing, (B) the Company Board and the Seller Board shall have provided the notice of the Buyer described in the second provision of Section 7.01(g), or (C) a tender or exchange offer relating to securities of the Company shall have been commenced by a third party and the Company shall not have sent or given to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

(i) by the Buyer if the Seller, the Company or the Seller Bank shall have breached any representation, warranty, covenant or other agreement contained in
Section 5.06 of this Agreement;

SECTION 7.02.  EFFECT OF TERMINATION; EXPENSES.

(a) In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void (except as set forth in Section 8.03), and there shall be no liability on the part of any party hereto, except
(i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, and (ii) as otherwise provided in this Section 7.02.

(b) If (i) the Seller terminates this Agreement pursuant to Section 7.01(g),
(ii) the Buyer terminates this Agreement pursuant to Section 7.01(f) and either of the Company Stockholder Approvals shall not have been obtained (except in the case where Seller has received a written opinion of its outside legal counsel to the effect that Seller is prohibited by the OTS from voting its shares of Company Stock at the Company Stockholder's Meeting by virtue of its controlling interest in the Company, and such prohibition then results in either of the Company Stockholder Approvals not having been obtained by reason of the failure to obtain the required vote), or (iii) the Buyer terminates this Agreement pursuant to Section 7.01(h) or (i),then the Seller shall pay to the Buyer an amount in cash equal to $1,000,000 (the "SPECIAL PAYMENT").

(c) Any payment required by this Section 7.02 shall be payable by the Seller to the Buyer by wire transfer of immediately available funds to an account designated by the Buyer. Such payments shall be made (x) simultaneously with the termination of this Agreement by the Seller pursuant to Section 7.01(g) or (y) no later than one business day after the termination of this Agreement by the Buyer pursuant to Section 7.01(f), (h) or (i).

(d) In the event of a termination under circumstances that would trigger a payment under this Section 7.02, any standstill provisions contained in the Confidentiality Agreement shall terminate.

(e) Except as otherwise provided in this Section 7.02, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by this Agreement is consummated. In the event, however, this Agreement is terminated by Seller pursuant to Section 7.01(f), Buyer shall reimburse Seller up to $250,000 of reasonable out-of-pocket expenses actually incurred by Seller in connection with this Agreement and in the event this Agreement is terminated by Buyer pursuant to Section 7.01(f), Seller shall reimburse Buyer up to $100,000 of reasonable out-of-pocket expenses actually incurred by Buyer in connection with this Agreement (except under circumstances where the Buyer is entitled to the Special Payment).

SECTION 7.03. AMENDMENT AND WAIVER. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Article IV hereof or otherwise. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger, the Bank Merger and the other transactions provided for herein (the "CLOSING") will take place at 9:00 a.m. on a date to be specified by the parties, within ten business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Section 6.01 (the "CLOSING DATE"), at the offices of Goodwin Procter LLP, One Exchange Place, Boston, Massachusetts, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 8.02. ALTERNATIVE STRUCTURE. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Buyer shall be entitled to revise the structure of the Merger and the other transactions contemplated hereby, PROVIDED that (i) there are no material adverse accounting or federal or state income tax consequences to the Seller Company and its stockholders as a result of the modification; (ii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of the Seller's directors, officers and other employees; and (iii) such modification will not be likely to delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

SECTION 8.03. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Article I and Sections 5.07 and 5.08 shall survive the Effective Time indefinitely and those set forth in Section 5.02(c) and in Sections 5.02(e), Article VII and Article VIII hereof shall survive termination indefinitely.

SECTION 8.04. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.04):

                    if to the Buyer:
                    Danvers Bancorp, Inc.
                    1 Conant Street
                    Danvers, MA  01923
                    Attention:  Kevin T. Bottomley
                                President and Chief Executive Officer

                    with a copy to:
                    Goodwin Procter LLP
                    One Exchange Place
                    Boston, Massachusetts 02109
                    Facsimile:  (617) 523-1231
                    Attention:  William P. Mayer
                                Patricia S. Mugavero

                    if to the Seller:
                    Revere, MHC
                    310 Broadway
                    Revere, MA 02151
                    Facsimile:
                    Attention:  James J. McCarthy
                                President and Chief Executive Officer
                    with a copy to:
                    Thacher Proffitt & Wood
                    1700 Pennsylvania Avenue, N.W.
                    Washington, DC  20006
                    Telephone:  (202) 347-8400
                    Facsimile:  (202) 626-1930
                    Attention:  Richard Schaberg


SECTION 8.05.  CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

(a) "AFFILIATE" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 5% or more;

(b) "BUSINESS DAY" means any day on which the principal offices of the OTS in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of Boston;

(c) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

(d) "KNOWLEDGE" as used herein in the context of the Seller shall mean actual knowledge of the Seller or its Subsidiaries after reasonable investigation and as used herein in the context of the Buyer shall mean actual knowledge of the Buyer or its subsidiaries after reasonable investigation.

(e) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

(f) "SUBSIDIARY" or "SUBSIDIARIES" of the Surviving Corporation, the Buyer, the Seller or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries, except as otherwise defined herein.

SECTION 8.06. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 8.07. ENTIRE AGREEMENT. This Agreement (including the Disclosure Schedules and Exhibits) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof except for the Confidentiality Agreement.

SECTION 8.08. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 8.09. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement (other than Sections 5.07 and 5.08), express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 8.10. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.11. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the City of Boston.

SECTION 8.12. HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.13. INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits, Annexes or Schedules, such reference shall be to a Section of or Exhibit, Annex or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to be April 27, 2001.

SECTION 8.14. COUNTERPARTS. This Agreement may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. * * * * *

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be executed as a sealed instrument as of the date first written above by their respective officers thereunto duly authorized.


DANVERS BANCORP, INC.

Attest:
/S/ REBECCA S. SKERRY                  By: /S/ KEVIN T. BOTTOMLEY
---------------------                      ----------------------
Secretary                                  Kevin T. Bottomley
                                           Title: President and Chief Executive
                                                  Officer


DANVERS SAVINGS BANK

Attest:
/S/ REBECCA S. SKERRY                  By: /S/ KEVIN T. BOTTOMLEY
---------------------                      ----------------------
Secretary                                  Kevin T. Bottomley
                                           Title: President and Chief Executive
                                                  Officer


REVERE, MHC

Attest:
/S/ JUDITH E. TENAGLIA                 By: /S/ JAMES J. MCCARTHY
-----------------------                    ---------------------
Secretary                                  James J. McCarthy
                                           Title: President and Chief Executive
                                                  Officer


RFS BANCORP, INC.

Attest:
/S/ JUDITH E. TENAGLIA                  By: /S/ JAMES J. MCCARTHY
----------------------                      ---------------------
Secretary                                   James J. McCarthy
                                            Title: President and Chief Executive
                                                   Officer


REVERE FEDERAL SAVINGS BANK

Attest:
/S/ JUDITH E. TENAGLIA                  By: /S/ JAMES J. MCCARTHY
----------------------                      ---------------------
Secretary                                   James J. McCarthy
                                            Title: President and Chief Executive
                                                   Officer

                                                                   Schedule I

                         DANVERS BANCORP, INC. TRUSTEES

DIANE C. BRINKLEY:

         Address:  6 Cortland Road, Danvers, MA  01923
         Owner, Murphy's Fruit Market
         17 Elm Street, Danvers, MA

ROBERT BROUDO:

         Address:  36 Lovett Street, Beverly, MA  01915
         Principal, Landmark School
         429 Hale Street, Prides Crossing, MA

JOHN R. FERRIS:

         Address:  266 Water Street, Newburyport, MA  01950
         Senior Executive/Minority Owner, Mobility Services International 260 Merrimac Street, Newburyport, MA

JOHN O'HARE:

         Address:  7 Briarwood Drive, Danvers, MA  01923
         Vice President, Hastings-Tapley Insurance Company
         12 Gill Street, Woburn, MA

CLIFTON P. ELLIOTT:

         Address:  15 Arrowhead Road, Topsfield, MA  01983
         Retired Business Owner

ELEANOR HERSEY:

         Address:  P.O. Box 23, Hathorne, MA  01937
         Retired Accountant

PAUL CHADDOCK:

         Address:  34 Choate Lane, Ipswich, MA  01938
         Consultant, Organizational Development

THOMAS FORD:

         Address:  3 Veranda Circle, So. Hamilton, MA  01982
         Real Estate Developer, T. Ford Company, Inc.
         118 Tenney Street, Georgetown, MA


JAMES ZAMPELL:

         Address:  15 William Fairfield Dr., Wenham, MA  01984
         Owner, Zampell Group of Companies
         3 Stanley Tucker Drive, Newburyport, MA

DIANE STRINGER:

         Address:  7 Kimball Avenue, Wenham, MA  01984
         President, Hospice of the North Shore
         10 Elm Street, Danvers, MA

JOHN P. DRISLANE:

         Address:  Beaver Pond Road, Beverly, MA  01915
         Private Investor, William A. Berry & Sons
         100 Conifer Hill Drive, Danvers, MA

LEO C. THIBEAULT, JR.:

         Address:  P.O. Box 269, Danvers, MA  01923
         Owner, Danvers Industrial Packaging
         20 Cherry Hill Drive, Danvers, MA

WILLIAM DZIERZEK:

         Address:  146 Summer Street, Danvers, MA  01923
         Construction, Real Estate Investor

KEVIN T. BOTTOMLEY

         Address:  5 Main Drive, Wenham, MA 01984
         President/CEO of Danvers Bancorp, Inc.
                  and Danvers Savings Bank
         1 Conant Street, Danvers, MA



               DANVERS BANCORP, INC. OFFICERS WHO ARE NOT TRUSTEES


Roger A. Eastman, Executive Vice President/COO
32 Meeting House Square
Middleton, MA  01949

L. Mark Panella, Sr. Vice President/CFO
64 Bare Hill Road
Topsfield, MA  01983

Rebecca S. Skerry, Clerk
348 Essex Street, Unit 2
Salem, MA  01970